

LabCorp
Laboratory Corporation of America

2009 ANNUAL REPORT

We Deliver Results

We

Results

Business Description

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $4.7 billion in 2009, over 28,000 employees worldwide, and more than 220,000 clients, LabCorp offers clinical assays ranging from routine blood analyses to HIV and genomic testing. LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, DIANON Systems, Inc., US LABS, Monogram Biosciences, Inc. and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trials testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs and pharmaceutical companies. To learn more about our organization, visit our Web Site at: www.labcorp.com.

Deliver

For Patients

Clinical laboratory testing is a fundamental and cost-effective component of every stage of health care delivery. We never forget that the laboratory test results that assist physicians in treating disease are the most important value we create. Today, a new era of precise and personalized diagnostic testing is evolving that will not only drive LabCorp's growth, but also will be instrumental in improving the lives of the millions of patients we serve, and those results are the ones that matter most.

Rapid Revenue Growth

Esoteric testing continues to drive strong revenue growth for LabCorp. From 2002 to 2009, esoteric revenue increased from 27 to 36 percent of consolidated revenue. Our goal is to increase our mix of revenue associated with these profitable tests to 40 percent within the next several years.

We Deliver Highly Valued


Esoteric
Testing

SCIENTIFIC LEADERSHIP

LabCorp is at the forefront of esoteric testing with an ever-expanding portfolio of leading-edge tests that help improve the treatment of patients. We were the first national laboratory to recognize the potential of genomic testing to improve patient diagnosis, care and treatment. Today, one of our fastest-growing tests is for vitamin D deficiency, which has become one of the most cost-effective medical interventions in the United States. The vitamin D test provides the most accurate method for measuring vitamin D deficiency, which is linked to osteoporosis, colon, prostate and breast cancers and autoimmune conditions, such as multiple sclerosis. Other recent additions to our esoteric testing portfolio include the HERmark® Breast Cancer test, which is more sensitive than the traditional HER-2/neu test and identifies breast cancer patients who will be receptive to Herceptin® therapy, and our BRAF Gene Mutation Detection test which identifies mutations that are common in melanomas and colo-rectal, lung and other cancers. LabCorp remains committed to capitalizing on its scientific leadership to commercialize tests that provide physicians with insights into treatment of disease.

Results

Diagnostic Testing

BROAD SERVICE CAPABILITIES

We collect, process and report the results of over a quarter-billion tests annually through our network of world-class laboratories and customer care systems. Our footprint spans the continent and includes 38 primary laboratories and more than 1,500 patient service centers. Our unparalleled service starts with the patient. We continue to improve the patient experience with online scheduling, improvements in our patient service centers and our dedicated health care professionals who see patients every day. The timeliness of results reporting is critical, so we provide best-in-class, open platform IT solutions that ensure efficient electronic delivery of patient results. Today, we receive 70 percent of orders and deliver 90 percent of results electronically. We also have invested in sophisticated robotic systems that make sample processing more accurate and efficient. Our Protedyne® technology expedites pre-analytical processes in the lab by combining customized software with powerful robotic hardware. The rewards: faster turnaround at a lower cost with less opportunity for error.


40
50
60
70
80

Asset Leverage

Serving patients in all 50 states, LabCorp's highly efficient infrastructure enables us to maximize the profitability of both new acquisitions and organic volume growth. Our size, scale and efficiency yield operating margins that consistently lead the industry.



We Deliver Specialized Results

Companion Diagnostics

PERSONALIZED MEDICINE

There are more than 308 million Americans, yet no two are genetically identical – not even twins. When a person becomes sick with cancer, an infectious disease or a chronic health condition, each patient's unique genetic composition can help determine how that individual will respond to specific drug therapies, directly affecting prognosis and even survival. The ability to identify the most effective therapy for an individual against a debilitating medical condition is a reality today, and LabCorp is at the forefront of these solutions. Our new test for the antiplatelet drug Plavix® is an excellent example. The test identifies patients who are poor metabolizers of the drug by discerning a genetic variation in the CYP450 2C19 gene, helping physicians adjust therapeutic care for the best outcomes. Similarly, our Trofile® test is the only clinically validated test to identify co-receptor tropism in HIV patients. The Trofile® test helps guide physicians in their selection of the best antiviral treatments for individual patient needs. LabCorp continues to arm physicians with valuable and actionable diagnostic intelligence, opening the door to a new era of companion diagnostics and more effective treatment.




NEW GROWTH OPPORTUNITY

Payers are recognizing the value of companion diagnostics to make their health care spend more efficient. By enabling the physician to match the right treatment to the right patient, companion diagnostic tests are demonstrating their value by helping deliver more effective therapies.

We Deliver Individualized Results

Outcome Improvement Programs

CHRONIC DISEASE MANAGEMENT SOLUTIONS

Nearly half of all Americans live with chronic disease. Treatment for these conditions consumes more than 75 percent of America's annual health care spending. Personalized outcome improvement programs – with laboratory testing as a central component – will improve quality of life for patients while significantly increasing efficiency in the health care delivery system. Approximately 25 million Americans suffer from chronic kidney disease (CKD), an expensive and ultimately life-threatening medical condition. Millions more are at increased risk of developing the condition, but do not know it. LabCorp's CKD solution, a programmatic approach that enhances detection and slows the progression of CKD, is gaining acceptance among clinicians nationwide. Treatment, which may include changes in diet, adjustments in medications or surgery, can be carefully crafted to match the needs of each patient. LabCorp is continuing to develop outcome improvement programs targeted to other debilitating chronic conditions – programs that will equip physicians with the diagnostic tools to both improve health and improve return on health care spending.


Life-



Significant Market Potential

Chronic diseases account for more than a trillion dollars per year in health care spending. Many of the most damaging – and expensive – consequences of these illnesses are preventable. Yet, too often diseases such as chronic kidney, cardiovascular and diabetes go undiagnosed or undertreated. LabCorp's outcome improvement programs provide a way to identify these conditions earlier and treat them more effectively and efficiently.

We Deliver Changing Results

We Deliver Highly Valued Results For

These are results that work for LabCorp year in and year out and continue to make our Company one of the most compelling values in the health care sector.

To Our Shareholders:

For all of LabCorp's stakeholders – patients, physicians and investors – results matter. The preceding pages of this report describe how LabCorp's commitment to innovation, scientific leadership and operational excellence delivers results for the physicians we serve and the patients they treat. Over the past decade, this disciplined approach has consistently generated strong financial performance and value for our shareholders as well.

What makes LabCorp's vision of the future so compelling? First, our business has a strong set of positives. Lab testing is the most cost-effective spending in health care, with our average transaction price at approximately $40. We account for some 3 percent of health care spending, yet lab results influence 70 to 80 percent of health care decisions. If your last visit to the doctor was like mine, it ended with the physician saying "I think I know what we need to do, but let's see what the labs say to be sure." This, in my view, is compelling evidence of our value.

LabCorp brings unique attributes to this consistent and sustainable business. Our size and scale allow us to deliver one of the broadest arrays of tests and services across the country. We have been and remain the industry leader in clinical and scientific innovation. We have an exceptional management team focused on advancing our vision of the future. Our franchise and our culture of execution and innovation combine to generate capital that has benefited, and will continue to benefit, our shareholders over time.

Our financial metrics reflect the strength of our business model. Year in and year out, LabCorp's performance has been characterized by financial stability, as evidenced by our solid balance sheet, consistent revenue growth, excellent cash flow generation and high degree of operating leverage that maximizes the productivity of our assets. Over the past five years, we have grown earnings and free cash flow at a 15 and 11 percent compound annual growth rate, respectively. During this period, our EBIT (Earnings Before Interest and Taxes) margins have consistently led the industry. Additionally, we have reinvested a significant portion of our earnings in LabCorp stock, repurchasing approximately $2 billion of our shares since 2006.

In 2009, we recorded another strong financial performance. We grew revenue by four percent despite the challenging economic environment. We continued to set the standard for the industry by growing esoteric volume by nine percent.

Shareholders



Dave King
Chairman and Chief Executive Officer

We generated operating cash flow totaling $862.4 million, an increase of 10.4 percent over 2008 despite making a contribution of $54.8 million to fund pension liabilities. We invested $114.7 million in our business, resulting in free cash flow of $747.7 million, a 19.8 percent increase over 2008. We significantly improved cash collections, as DSO (Days Sales Outstanding) decreased seven days year-over-year to 44 days. We maintained our bad debt rate at 5.3 percent through the year.

We also strengthened our capital structure by redeeming half of our zero-coupon notes, eliminating uncertainty related to potential future conversions of these securities. We purchased nearly four million shares of our stock for $273.5 million. We kept a tight lid on expenses, concurrently implementing important steps in automation that yielded improvement in our gross margin.

As impressive as LabCorp's performance has been over the last decade, our focus is not on past accomplishments but on future opportunities. We will deliver greater value to patients and investors in the years ahead, as we focus on our strategy of leadership in transforming health care through personalized medicine.

How will personalized medicine help LabCorp grow? The answer to this question lies in the power of individualized medicine to grow both our core testing and our esoteric testing businesses. Let me elaborate on the opportunities we see.

Growing the Core Business

The last year has seen much discussion of concepts such as the medical home and a wired health care system. Whatever direction health reform ends up taking, there will be increasing emphasis on centralizing all information about a given patient and tracking that information longitudinally. Critical tests such as hemoglobin A1c for diabetes management and lipids for cardiovascular and vascular risk monitoring will be relied on not merely to evaluate a patient at a given point, but to track the patient's health over time. Our test menu, logistics capability, standardized testing platform and open IT system will position LabCorp well to benefit from this opportunity.

In addition, we shall continue to grow the market footprint of our core business. With more than 5,000 labs in operation today, there continue to be ample opportunities to expand our footprint through carefully targeted acquisitions. Also, hospital labs perform some 50 percent of all laboratory testing, and about a third of that volume comes from physicians who send their testing to a local hospital. LabCorp offers a broader menu of services at significantly lower cost to payers, and initiatives are in place to win more of that business by communicating the efficiency and value we provide. Finally, we continue to focus on enhancing our relationships with UnitedHealthcare, WellPoint, Cigna, Humana, and other managed care partners.

Expanding Esoteric Testing Capabilities

Expansion of our strong esoteric franchise is critical to our growth strategy. A decade ago we began the journey toward maximizing the full medical and market potential of esoteric testing. In the ensuing years, we have steadily made these specialized tests a larger part of our business. In 2009, esoteric testing accounted for 36 percent of annual consolidated revenue and we expect to grow to 40 percent esoteric revenue within three to five years.

Personalized medicine is an important way to broaden our esoteric testing capabilities. The acquisition of Monogram Biosciences in 2009, for example, advances LabCorp's leadership in infectious disease and oncology testing. Monogram has been at the forefront of developing companion diagnostics, with an impressive suite of proprietary tests to guide treatment of patients with HIV and cancer. Monogram's Trofile® is a state-of-the-art complex molecular assay that identifies the tropism, or cell type, of each individual patient's HIV and is the recommended standard in this emerging diagnostic arena. Monogram's highly sensitive HERmark® test identifies individual patients who are falsely negative by traditional HER-2 testing and could benefit from receiving Herceptin®.

Outcome improvement programs also help doctors tailor treatment to individual patient needs. Our Litholink program for kidney stone management achieves remarkable success in reducing stone recurrence and lowering treatment costs. Litholink continues to grow in acceptance among physicians, patients and payers.

Our follow-on outcome improvement program, targeted at Chronic Kidney Disease (CKD), is beginning to fulfill its potential to diagnose this extremely damaging – and costly – disease earlier and slow its progression. The kidney stone and CKD programs, and additional outcome improvement programs that will follow, fit squarely within our strategy of helping physicians diagnose patients suffering from an array of chronic illnesses and treat them in a highly individualized way.

Commercialization of companion diagnostics is another important area of expansion for esoteric testing and one in which we made notable progress during 2009. Our KRAS testing, used by physicians to guide therapy for colo-rectal cancer, continues to gain acceptance in the marketplace. UnitedHealthcare has contracted with LabCorp as one of only two laboratories to conduct KRAS testing and now requires a pathology report documenting KRAS gene type to determine coverage for chemotherapy employing Erbitux® and Vectibix®.

Other additions to our esoteric test suite similarly enable clinicians to tailor treatment to the individual patient. Our BRAF Gene Mutation Detection assay identifies mutations common in melanomas and colo-rectal, lung and other cancers. Likewise, our Epidermal Growth Factor Receptor (EGFR) tests provide important predictive guidance on whether to prescribe the EGFR inhibitors IRESSA® and Tarceva® for patients with non-small-cell lung cancer. For breast cancer patients, the HERmark® Breast Cancer Assay is a highly sensitive test to identify individuals who will benefit from Herceptin® therapy. There also is increasing demand for our genetic test that measures sensitivity to Warfarin, a medication frequently prescribed to prevent blood clots.

Our premier esoteric clinical trials laboratory allows us to perform biomarker discovery to bring forward specific tests for pharmaceutical company sponsors, and the opportunity to commercialize companion diagnostics. With so many drugs in trials and research pipelines tied to biomarkers, this clinical trials business positions us well to be a valued partner in drug and test development.

Enhancing Customer Experiences

Combined with our strategy of leadership in individualized medicine, LabCorp's execution of the tactical steps of continually improving the physician and patient experience drives growth. In 2009 we took significant steps to make interactions with our customers more convenient and satisfying. For physicians, we enhanced the format of key reports to highlight essential information that helps guide patient treatment decisions. We added personal health records, e-prescribing capabilities, new connectivity tools and the ability to share results electronically with other providers.

For patients, our online appointment scheduling speeds patients through our draw centers. Our "Touch" collection and processing system improves the patient experience by guiding phlebotomists through the collection process and significantly improving accuracy of specimen collection. These and other initiatives increased customer satisfaction in the year just ended and will continue to do so in the years ahead.

Realizing Potential for Patients and Shareholders

The role of molecular diagnostics in personalized medicine is just beginning. The success to date demonstrates its vast potential to help prevent, diagnose and guide the treatment of disease. We will remain at the forefront of innovation in the laboratory industry as we seek to improve health care through treatment programs tailored to the individual needs of doctors and patients.

We are proud of LabCorp's scientific leadership and consistent financial performance. We are proud of what we have accomplished in past years, including 2009. We look forward to the opportunity to create even more value in the years ahead.

I am also proud of my 28,000 colleagues who deliver results for physicians, patients and investors every day. None of this would be possible without them. I thank each of them for their efforts, and each of you for your continued support.

Very truly yours,



Dave King
Chairman and Chief Executive Officer

Our Sweet Spot In The Two Trillion

Q

A

Why has LabCorp placed a major strategic emphasis on growing its position in personalized medicine and companion diagnostics?

Because these solutions offer great potential to improve patient care. Since modern medicine began, doctors have seen some patients respond well to certain treatments while other patients did not, and some have a bad reaction to a medication that others can tolerate. Today it's exciting to see how advances in genomic testing can predict a patient's response and help avoid those negative outcomes. To better patient outcomes and reduce health care costs, we must expand our ability to tailor medications and treatments to the unique characteristics of each patient.

Personalized medicine appears to have made the most headway in infectious disease and cancer treatment. Do you see potential to expand it to other medical conditions?

I'm confident that our ability to target care to specific genetic characteristics will continually improve. Our sophisticated tests help avoid ineffective treatments and target therapy correctly. As researchers learn more about the genetic component of other diseases, particularly chronic conditions such as diabetes and cardiovascular disease, we will be able to help physicians target the correct treatment approach from the outset, provide better care to the patient and eliminate unnecessary cost. That adds up as a win for patients, physicians, payers and LabCorp.

Even in a challenging economic climate, LabCorp has continued to deliver strong operating results. What's behind that success, and are there opportunities for greater improvements going forward?

We have continued to target sales efforts toward providers who care for patients who require more testing and to demonstrate the value of esoteric tests in improving care. In addition, we are achieving operational efficiencies. We've placed strong emphasis on automating routine laboratory tasks through process improvement and robotics, and we are starting to see the benefits of these initiatives. I'm pleased with our progress and confident that we can achieve more.

During the last decade you've executed a series of strategic acquisitions of laboratory companies with specialized esoteric expertise. What's your approach to identifying acquisitions that offer the most potential for growth?

We first look for companies that have excellent scientific capabilities and are meeting a well-defined patient need. Monogram Biosciences, which we acquired in 2009, is a good example of a company on the leading edge of molecular testing with a great clinical reputation. It has the proven proprietary Trofile® test and the innovative HERmark® test. As we continue to look at acquisitions in the esoteric space, our primary considerations are whether the asset addresses an unmet medical need and whether it will improve patient health and outcomes.



A Conversation With LabCorp CEO Dave King

Dollar Health Care Market

Some have suggested that clinical laboratory testing is a mature business. What's your view?

I couldn't disagree more. There are big opportunities to grow our business. Our position as the high-quality, low-cost provider will fuel growth as the country comes to grips with the need to reduce health care costs. Developments in esoteric testing will reveal tests that can help doctors and patients in new ways. We also have an aging population that is living longer, and their utilization of testing is going to grow as their medical needs increase. In addition, LabCorp has a great track record of deploying cash to fund acquisitions that generate increased opportunities, and I expect that to continue. Finally, there is still a great deal of fragmentation in our industry, with hospital labs and several thousand small independents comprising a significant portion of the market. We're well positioned to gain a larger share of that market.

You've often noted that laboratory testing represents less than three percent of health care spending, but influences 70 to 80 percent of health care decisions. How can LabCorp's solutions make those medical decisions more cost effective?

It's remarkable that administrative costs account for seven percent of total health care spending, while laboratory testing represents less than half that amount. So, we start out with a great value proposition. Payers recognize the economic benefit that testing provides – especially in screening, wellness and preventive medicine. For them, it makes sense to invest in a relatively inexpensive lab test that may help prevent progression of disease, which could cost tens of thousands of dollars to treat. Our outcome improvement programs for kidney stones and chronic kidney disease are an extension of that value proposition. We are proving that this programmatic approach can achieve measurable results to keep patients healthier longer and reduce the need for hospitalization, surgery and other expensive treatments.



Dave King
Chairman and Chief Executive Officer





How We Deliver Results:

OUR INDUSTRY

An Approximate $55 Billion Market

Laboratory testing is a modest part of U.S. health care spending but it remains a huge market – at $55 billion and growing. LabCorp has captured nine percent of the total market. Opportunities for further growth abound: an aging population, advances in genomics, a growing recognition of the importance of screening tests for risk factors, and the advent of companion diagnostics are all likely to be strong drivers of growth for years to come.

Our nationwide infrastructure, efficient operations and scientific leadership position us to attract accounts currently served by thousands of small independent labs, physician's offices and hospitals. Our leading-edge science and cost-effective operations position us to gain market share in the future.

OUR COLLABORATIVE PARTNERSHIPS

The Foremost In The Industry

LabCorp has long enjoyed a reputation as the "lab partner of choice" for leading biotech companies and academic institutions. These partners recognize our scientific capabilities, as well as our commitment to commercialize new, innovative tests that enhance the diagnosis and treatment of disease. Today, we are proud to count among our partners: ARCA biopharma (companion diagnostics in CVD), Celera Diagnostics (breast cancer), Duke University (lung cancer), Exact Sciences (colon cancer), Intema Ltd. (prenatal testing), Ipsogen (molecular diagnostics), OncoMethylome Sciences (companion diagnostics in oncology), Siemens Healthcare (companion diagnostics in oncology and CVD), SmartGene (bioinformatics tools), Veridex (prostate cancer) and Yale University (ovarian cancer).


Fisher



An Overview of LabCorp's Business

OUR VALUE

A Compelling Cost Ratio

The cost of laboratory testing accounts for only two to three percent of health care expenditures, but influences approximately 70 to 80 percent of medical decisions. Targeting the right tests to guide care can generate exponential returns for the health care system, and help patients avoid or control potentially devastating illnesses. Consider diabetes, which is increasing at a rate the Centers for Disease Control and Prevention (CDC) terms "an epidemic." The annual cost to treat and care for these patients is $174 billion. Yet it costs less than $20 to perform a blood test to identify early signs of diabetes which can encourage patients to change their diet and lifestyle and guide appropriate treatment. Scientific studies have shown that a modest investment in testing helps patients avoid cardiovascular events, improves cancer survival rates and brightens the prognosis for patients with infectious disease. That's a formula that can save millions in health care costs – and improve thousands of lives as well.

OUR INFRASTRUCTURE

Scale The Broadest Capabilities

The scale and scope of our national infrastructure allow us to deliver a broad menu of tests and services throughout the United States. Today, our customer-facing operations include 1,500 patient service centers and approximately 7,000 phlebotomists. Our physician service and logistics network involves 2,600 couriers and eight aircraft, while our physician sales force in the field includes approximately 1,000 representatives. We operate 38 primary laboratories nationwide and eight specialized Centers of Excellence. In total, this vast infrastructure allows us to perform approximately 270 million tests annually for more than 220,000 clients. These numbers add up to a formidable competitive advantage that we have augmented with ongoing investment in IT and automation initiatives that lower our fixed costs.



(from left to right)
Robert E. Mittelstaedt, Jr., Wendy E. Lane, M. Keith Weikel, Jean-Luc Bélingard, Kerrii B. Anderson, David P. King, Thomas P. Mac Mahon, R. Sanders Williams and Arthur H. Rubenstein

Board of Directors

David P. King
Chairman and
Chief Executive Officer

Kerrii B. Anderson [1,2]
Former Chief Executive Officer and
President of Wendy's International, Inc.

Jean-Luc Bélingard [2,3]
Chief Executive Officer of Ipsen SA,
a diversified French health care
holding company

Wendy E. Lane [1,4]
Chairman of Lane Holdings, Inc.,
an investment firm

Thomas P. Mac Mahon
Former Chairman and Chief Executive Officer
of Laboratory Corporation of America Holdings

Robert E. Mittelstaedt, Jr. [1,4]
Dean and Professor, W.P. Carey School
of Business, Arizona State University

Arthur H. Rubenstein, MBBCh [1,3]
Executive Vice President, University of
Pennsylvania Health System and Dean
of the School of Medicine

M. Keith Weikel, Ph.D. [2,3]
Former Senior Executive Vice President
and Chief Operating Officer
of HCR Manor Care, Inc.

R. Sanders Williams, M.D. [3,4]
President of The J. David Gladstone Institute

Committees:
1 Audit
2 Compensation
3 Quality and Compliance
4 Nominating and Corporate Governance

Executive Management



Dave King
Chairman and
Chief Executive Officer



Jay Boyle
Executive Vice President,
Chief Operating Officer



Brad Hayes
Executive Vice President,
Chief Financial Officer



Andrew Conrad, Ph.D.
Executive Vice President,
Chief Scientific Officer



Scott Walton
Executive Vice President,
Esoteric Businesses



Mark Brecher, M.D.
Senior Vice President,
Chief Medical Officer



Lidia Fonseca
Senior Vice President,
Chief Information Officer



Sam Eberts
Senior Vice President,
Chief Legal Officer



Lisa Hoffman Starr
Senior Vice President,
Human Resources


LabCorp
Laboratory Corporation of America

Table of Contents

Selected Financial Data

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for the five-year period ended December 31, 2009 are derived from consolidated financial statements of the Company, which have been audited by an independent registered public accounting firm. This data should be read in conjunction with the accompanying notes, the Company's consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere herein.

	Year Ended December 31,				
(In millions, except per share amounts)	**2009[a]**	2008[b]	2007[c]	2006[d] [e]	2005[f]
Statement of Operations Data:					
Net sales	**$ 4,694.7**	$ 4,505.2	$ 4,068.2	$ 3,590.8	$ 3,327.6
Gross profit	**1,970.9**	1,873.8	1,691.2	1,529.4	1,390.3
Operating income	**935.9**	842.9	777.0	697.1	618.1
Net earnings attributable to Laboratory Corporation of America Holdings	**543.3**	464.5	476.8	431.6	386.2
Basic earnings per common share	**$ 5.06**	$ 4.23	$ 4.08	$ 3.48	$ 2.89
Diluted earnings per common share	**$ 4.98**	$ 4.16	$ 3.93	$ 3.24	$ 2.71
Basic weighted-average common shares outstanding	**107.4**	109.7	116.8	124.1	133.5
Diluted weighted-average common shares outstanding	**109.1**	111.8	121.3	134.7	144.9
Balance Sheet Data:					
Cash and cash equivalents, and short-term investments	**$ 148.5**	$ 219.7	$ 166.3	$ 186.9	$ 63.1
Goodwill and intangible assets, net	**3,239.3**	2,994.8	2,252.9	2,094.2	2,122.7
Total assets	**4,837.8**	4,669.5	4,368.2	4,000.8	3,875.8
Long-term obligations[g]	**1,394.4**	1,721.3	1,667.0	1,157.4	1,148.9
Total shareholders' equity	**2,106.1**	1,688.3	1,725.3	1,977.1	1,885.7

Selected Financial Data *(continued)*

(a) During 2009, the Company recorded net restructuring charges of $13.5 primarily related to the closing of redundant and underutilized facilities.

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the defined benefit retirement plan (the "Company Plan") and the nonqualified supplemental retirement plan (the "PEP"). As a result of the changes to the Company Plan and PEP, which were adopted in the fourth quarter of 2009, the Company recognized a net curtailment charge of $2.8 due to remeasurement of the PEP obligation at December 31, 2009 and the acceleration of unrecognized prior service for that plan. In addition, the Company recorded favorable adjustments of $21.5 to its tax provision relating to the resolution of certain state income tax issues under audit, as well as the realization of foreign tax credits.

In connection with the Monogram Biosciences, Inc. acquisition, the Company incurred $2.7 in transaction fees and expenses in the third quarter of 2009.

(b) During 2008, the Company recorded net restructuring charges of $32.4 primarily related to work force reductions and the closing of redundant and underutilized facilities. During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

In the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company. In addition, the Company recorded a $7.1 favorable adjustment to its fourth quarter tax provision relating to tax treaty changes adopted by the United States and Canada.

During the fourth quarter of 2008, the Company recorded charges of approximately $3.7, which related to the acceleration of the recognition of stock compensation and certain defined benefit plan obligations due to the announced retirement of the Company's Executive Vice President of Corporate Affairs, effective December 31, 2008.

In the second quarter of 2008, the Company recorded a $45.0 increase in its provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased due to the impact of the economy, higher patient deductibles and copayments, and recent acquisitions on the collectibility of accounts receivable balances.

(c) During 2007, the Company recorded net restructuring charges of $50.6 related to reductions in work force and consolidation of redundant and underutilized facilities.

(d) Effective January 1, 2006, the Company adopted authoritative guidance in connection with share-based payments, which requires the Company to measure the cost of employee services received in exchange for all equity awards granted, based on the fair market value of the award as of the grant date. As a result of adopting the guidance, the Company recorded approximately $23.3 in stock compensation expense relating to its stock option and employee stock purchase plans for the year ended December 31, 2006. Net earnings for the year ended December 31, 2006, were reduced by $13.9, net of tax.

(e) During the second half of 2006, the Company recorded charges of approximately $12.3, primarily related to the acceleration of the recognition of stock compensation due to the announced retirement of the Company's Chief Executive Officer, effective December 31, 2006. The Company also recorded net restructuring charges of $1.0 in the third quarter of 2006, relating to certain expense-reduction initiatives undertaken across the Company's corporate and divisional operations.

(f) During the third and fourth quarters of 2005, the Company began to implement its plan related to the integration of Esoterix and US LABS operations into the Company's service delivery network. The plan was directed at reducing redundant facilities while maintaining excellent customer service. The Company recorded $11.9 of costs associated with the execution of the integration plan. The Company also recorded a special charge of $5.0 related to forgiveness of amounts owed by patients and clients as well as other costs associated with the areas of the Gulf Coast severely impacted by hurricanes Katrina and Rita.

(g) Long-term obligations primarily include the Company's zero-coupon convertible subordinated notes, 5½% senior notes due 2013, 5⅝% senior notes due 2015, term loan, revolving credit facility and other long-term obligations. The accreted balance of the zero-coupon convertible subordinated notes was $292.2, $573.5, $564.4, $554.4, and $544.4, at December 31, 2009, 2008, 2007, 2006 and 2005, respectively. The balance of the 5½% senior notes, including principal and unamortized portion of a deferred gain on an interest rate swap agreement, was $351.3, $351.7, $352.2, $352.6, and $353.0, at December 31, 2009, 2008, 2007, 2006, and 2005, respectively. The principal balance of the 5⅝% senior notes was $250.0 at December 31, 2009, 2008, 2007, 2006 and 2005. The term loan was $425.0, $475.0 and $500.0 at December 31, 2009, 2008 and 2007, respectively, and $0 for all other years presented. The revolving credit facility was $75.0 and $70.8 at December 31, 2009 and 2008, respectively, and $0 for all other years presented. The remainder of other long-term obligations consisted primarily of mortgages payable with balances of $0.9, $0.3, $0.4, $0.4, and $1.5, at December 31, 2009, 2008, 2007, 2006, and 2005, respectively. Long-term obligations exclude amounts due to affiliates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(In millions)

General

During 2009, the Company continued to strengthen its financial performance through pricing discipline, continued growth of its esoteric testing, outcome improvement and companion diagnostics offerings, and expense control.

Effective January 1, 2007, the Company commenced its successful implementation of its ten-year agreement with United Healthcare Insurance Company ("UnitedHealthcare") and became its exclusive national laboratory provider. During the first three years of the ten-year agreement, the Company committed to reimburse UnitedHealthcare up to $200.0 for transition costs related to developing expanded networks in defined markets during the first three years of the agreement. Since the inception of this agreement, approximately $108.7 of such transition payments were billed to the Company by UnitedHealthcare and approximately $102.8 had been remitted by the Company. Based on trend rates of the transition payment amounts billed by UnitedHealthcare during 2009, 2008 and 2007, the Company believes that its total reimbursement commitment under this agreement will be approximately $125.6 and that the final invoices for these payments will be processed over the first two quarters of 2010. The Company is amortizing the total estimated transition costs over the life of the contract.

Effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada ("Ontario") joint venture for approximately $140.9 in cash (net of cash acquired), bringing the Company's percentage interest owned to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. In December 2009, the Company received notification from the holders of the noncontrolling interest in the Ontario joint venture that they intend to put their remaining partnership units to the Company in accordance with the terms of the joint venture's partnership agreement. These units were acquired on February 8, 2010 for CN$147.8. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. Upon the completion of these two transactions, the Company's financial ownership percentage in the joint venture partnership remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario Canada joint venture was amended and restated with substantially the same terms as the previous agreement. The contractual value of the put, in excess of the current noncontrolling interest of $23.5, totaled $118.9 at December 31, 2009.

Seasonality

The majority of the Company's testing volume is dependent on patient visits to doctor's offices and other providers of health care. Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume declines due to inclement weather may reduce net revenues and cash flows. Therefore, comparison of the results of successive quarters may not accurately reflect trends or results for the full year.

Results of Operations

(amounts in millions except Revenue Per Requisition info)

Years Ended December 31, 2009, 2008, and 2007

Net Sales

	Years Ended December 31,			% Change	
	2009	2008	2007	2009	2008
Net sales					
Routine Testing	$2,845.6	$2,777.9	$2,671.9	2.4%	4.0%
Genomic and Esoteric Testing	1,601.6	1,478.3	1,396.3	8.3%	5.9%
Ontario, Canada	247.5	249.0	–	(0.6)%	N/A
Total	$4,694.7	$4,505.2	$4,068.2	4.2%	10.7%

	Years Ended December 31,			% Change	
	2009	2008	2007	2009	2008
Volume					
Routine Testing	84.6	86.0	85.4	(1.6)%	0.7%
Genomic and Esoteric Testing	25.8	23.7	21.9	8.9%	8.2%
Ontario, Canada	9.1	8.0	–	12.9%	N/A
Total	119.5	117.7	107.3	1.5%	9.7%

	Years Ended December 31,			% Change	
	2009	2008	2007	2009	2008
Revenue per requisition					
Routine Testing	$ 33.62	$ 32.30	$ 31.29	4.1%	3.2%
Genomic and Esoteric Testing	$ 62.14	$ 62.49	$ 63.76	(0.6)%	(2.0)%
Ontario, Canada	$ 27.24	$ 30.92	$ –	(11.9)%	N/A
Total	$ 39.29	$ 38.28	$ 37.92	2.6%	0.9%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The increase in net sales for the three years ended December 31, 2009 has been driven primarily by growth in the Company's managed care business, increased revenue from third parties (Medicare and Medicaid), the Company's continued shift in test mix to higher-priced genomic and esoteric tests and the impact of acquisitions. Managed care and third-party revenue as a percentage of net sales for routine, genomic and estoteric testing increased from 64.4% in 2007 to 65.3% in 2009. Genomic and esoteric testing volume as a percentage of volume for routine, genomic and esoteric testing increased from 20.4% in 2007 to 23.3% in 2009. During the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company. Net sales of the Ontario joint venture were $247.5 for the 12 months ended December 31, 2009 compared to $249.0 in the corresponding 2008 period, a decrease of $1.5, or 0.6%. The decrease in net sales for the Ontario joint venture was due to the exchange rate impact of a stronger U.S. dollar in 2009 as compared with 2008. In Canadian dollars, net sales of the Ontario joint venture increased by CN$16.9, or 6.4%.

Cost of Sales

	Years Ended December 31,			% Change	
	2009	2008	2007	2009	2008
Cost of sales	$2,723.8	$2,631.4	$2,377.0	3.5%	10.7%
Cost of sales as a % of sales	58.0%	58.4%	58.4%		

Cost of sales (primarily laboratory and distribution costs) has increased over the three year period ended December 31, 2009 primarily due to growth in the Company's Managed Care and third party (Medicare and Medicaid) business, the continued shift in test mix to higher cost genomic and esoteric testing and the impact of acquisitions. As a percentage of sales, cost of sales has decreased during the three-year period ended December 31, 2009 from 58.4% in 2008 and 2007 to 58.0% in 2009. The decrease in cost of sales from 2008 to 2009 as a percentage of net sales is primarily due to operating efficiencies and effective expense controls coupled with the growth of revenue per requisition. The increase in cost of sales from 2007 to 2008 is primarily related to the consolidation of the Ontario joint venture effective January 1, 2008. Labor and testing supplies comprise over 75% of the Company's cost of sales.

Selling, General and Adminstrative Expenses

	Years Ended December 31,			% Change	
	2009	2008	2007	2009	2008
Selling, general and administrative expenses	$ 958.9	$ 935.1	$ 808.7	2.5%	15.6%
SG&A as a % of sales	20.4%	20.8%	19.9%		

Total selling, general and administrative expenses ("SG&A") as a percentage of sales over the three-year period ended December 31, 2009 have ranged from 19.9% to 20.8%. Bad debt expense decreased to 5.3% of net sales in 2009 as compared with 6.2% in 2008 primarily due to the increase in the second quarter of 2008 of $45.0 in the Company's provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased in 2008 due to the impact of the economy, higher patient deductibles and copayments, and acquisitions on the collectibility of accounts receivable balances. In 2009, SG&A includes acquisition related costs (primarily legal and other professional services) of $7.7, of which $2.7 relates directly to the Monogram acquisition. Monogram's incremental SG&A (primarily personnel costs and research and development expenses) totaled $15.7 in 2009. As a result of changes to the Company's defined benefit retirement plan and its PEP which were adopted in the fourth quarter of 2009, the Company recognized a net curtailment charge of $2.8 due to remeasurement of the PEP obligation at December 31, 2009 and the acceleration of unrecognized prior service for that plan.

From 2007 to 2008, the increase in SG&A as a percentage of net sales was primarily due to the increase in the second quarter of 2008 of $45.0 in the Company's provision for doubtful accounts. During the fourth quarter of 2008, the Company also recorded charges of $3.7 related to the acceleration of the recognition of stock compensation and certain defined benefit plan obligations due to the retirement of the Company's Executive Vice President of Corporate Affairs which was effective December 31, 2008. The remaining increase in SG&A from 2007 to 2008 was primarily related to the consolidation of the Ontario joint venture effective January 1, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Amortization of Intangibles and Other Assets

	Years Ended December 31,			% Change	
	2009	2008	2007	2009	2008
Amortization of intangibles and other assets	$ 62.6	$ 57.9	$ 54.9	8.1%	5.5%

The increase in amortization of intangibles and other assets over the three-year period ended December 31, 2009 primarily reflects certain acquisitions closed during 2009 and 2008.

Restructuring and Other Special Charges

	Years Ended December 31,		
	2009	2008	2007
Restructuring and other special charges	$13.5	$ 37.9	$ 50.6

During 2009, the Company recorded net restructuring charges of $13.5 primarily related to the closing of redundant and underutilized facilities. The majority of these costs related to severance and other employee costs and contractual obligations associated with leased facilities and other facility related costs. Of this amount, $10.5 related to severance and other employee costs for employees primarily in the affected facilities, and $12.5 related to contractual obligations associated with leased facilities and other facility related costs. The Company also reduced its prior restructuring accruals by $9.5, comprised of $7.3 of previously recorded facility costs and $2.2 of employee severance benefits as a result of incurring less cost than planned on those restructuring initiatives primarily resulting from favorable settlements on lease buyouts and severance payments that were not required to achieve the planned reduction in work force. These restructuring initiatives are expected to provide annualized cost savings of approximately $24.0.

During 2008, the Company recorded net restructuring charges of $32.4 primarily related to work force reductions and the closing of redundant and underutilized facilities. Of this amount, $20.9 related to severance and other employee costs in connection with the general work force reductions and $13.4 related to contractual obligations associated with leased facilities and equipment. The Company also recorded a credit of $1.9, comprised of $1.2 of previously recorded facility costs and $0.7 of employee severance benefits relating to changes in cost estimates accrued in prior periods.

During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

During 2007, the Company recorded net restructuring charges of $50.6 primarily related to reductions in work force and consolidation of redundant and underutilized facilities. Of this amount, $24.8 related to employee severance benefits for employees primarily in management, administrative, technical, service and support functions and $19.4 related to contractual obligations and other costs associated with the closure of facilities. The charges also included a write-off of approximately $6.5 of accounts receivable balances remaining on a subsidiary's billing system that was abandoned during the year and $0.9 related to settlement of a preacquisition employment liability. The Company also recorded a credit of $1.0, comprised of $0.7 of previously recorded facility costs and $0.3 of employee severance benefits.

Interest Expense

	Years Ended December 31,			% Change	
	2009	2008	2007	2009	2008
Interest expense	$ 62.9	$ 72.0	$ 56.6	(12.6)%	27.2%

The decrease in interest expense for 2009 as compared to 2008 was primarily driven by lower average borrowings outstanding in 2009 due to principal payments on the Term Loan Facility and the redemption of approximately 50% of the zero-coupon subordinated notes in the second quarter of 2009. Also, the Company's zero-coupon subordinated notes did not accrue contingent cash interest for the period March 12, 2009 through December 31, 2009. The increase in interest expense for 2008 as compared to 2007 was primarily due to borrowings outstanding under the Term Loan Facility since October 2007 and the Revolving Facility that totaled $475.0 and $70.8, respectively, at December 31, 2008.

Income from Joint Venture Partnerships

	Years Ended December 31,			% Change	
	2009	2008	2007	2009	2008
Income from joint venture partnerships	$13.8	$ 14.4	$ 77.9	(4.2)%	(81.5)%

Income from investments in joint venture partnerships represents the Company's ownership share in joint venture partnerships. During 2007, a significant portion of this income was derived from investments in Ontario and Alberta, Canada, and was earned in Canadian dollars. Effective January 1, 2008, the income from the Ontario operation is included in the

Management's Discussion and Analysis of Financial Condition and Results of Operations

consolidated operating results of the Company, which is the primary reason for the lower income from investments in joint venture partnerships in 2009 and 2008 as compared with 2007.

Income Tax Expense

	Years Ended December 31,		
	2009	2008	2007
Income tax expense	$329.0	$307.9	$325.5
Income tax expense as a % of income before tax	37.2%	39.2%	40.6%

The effective tax rate for 2009 was favorably impacted by adjustments of $21.5 relating to the resolution of certain state tax issues under audit, as well as the realization of foreign tax credits. The effective tax rate for 2008 was favorably impacted by the fifth protocol amending the existing tax treaty with Canada entered into force December 15, 2008. A net reduction of $7.1 of the Company's income tax expense was recorded to reflect the impact of amending prior period income tax returns as a result of this treaty change.

Liquidity, Capital Resources and Financial Position

The Company's strong cash-generating capability and financial condition typically have provided ready access to capital markets. The Company's principal source of liquidity is operating cash flow. This cash-generating capability is one of the Company's fundamental strengths and provides substantial financial flexibility in meeting operating, investing and financing needs. In addition, the Company has senior unsecured credit facilities that are further discussed in "Note 11 to Consolidated Financial Statements."

Operating Activities

In 2009, the Company's operations provided $862.4 of cash, net of $28.4 in transition payments to UnitedHeathcare and $54.8 in contributions to the Company's defined benefit retirement plan (the "Company Plan"), reflecting the Company's solid business results. The increase in the Company's cash flow from operations primarily resulted from improved cash collections. The Company continued to focus on efforts to increase cash collections from all payers, as well as on-going improvements to the claim submission processes.

The Company made contributions to the Company Plan of $54.8, $0.0 and $0.0 in 2009, 2008 and 2007, respectively. In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the Company Plan and the PEP. Both plans will be closed to new entrants. Current participants in the Company Plan and the PEP will no longer earn service-based credits, but will continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") will receive a minimum 3% non-elective contribution ("NEC"). The NEC replaces the Company match, which will be discontinued. Employees are not required to make a contribution to the 401K Plan to receive the NEC. The NEC will be non-forfeitable and vests immediately. The 401K Plan also provides discretionary contributions of 1% to 3% of pay for eligible employees based on service.

As a result of the changes to the Company Plan and PEP, which were adopted in the fourth quarter of 2009, projected pension expense for these plans is expected to decrease from $36.6 in 2009 to $10.4 in 2010. In addition, the Company does not plan to make contributions to the Company Plan during 2010. The implementation of the NEC is expected to increase the Company's 401K costs and contributions by an additional $22.5 in 2010. See "Note 16 to the Consolidated Financial Statements" for a further discussion of the Company's pension and postretirement plans.

Investing Activities

Capital expenditures were $114.7, $156.7 and $142.6 for 2009, 2008 and 2007, respectively. The Company expects capital expenditures of approximately $135.0 in 2010. The Company will continue to make important investments in its business, including information technology. Such expenditures are expected to be funded by cash flow from operations, as well as borrowings under the Company's revolving credit facilities as needed.

The Company remains committed to growing its business through strategic acquisitions and licensing agreements. The Company has invested a total of $779.7 over the past three years in strategic business acquisitions. These acquisitions have helped strengthen the Company's geographic presence along with expanding capabilities in the specialty testing operations. The Company believes the acquisition market remains attractive, especially in light of recent credit market corrections, with a number of opportunities to strengthen its scientific capabilities, grow esoteric testing capabilities and increase presence in key geographic areas.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has invested a total of $25.8 over the past three years in licensing new testing technologies (including approximately $24.3 estimated fair market value of technology acquired with the purchase of Monogram) and had $56.8 net book value of capitalized patents, licenses and technology at December 31, 2009. While the Company continues to believe its strategy of entering into licensing and technology distribution agreements with the developers of leading-edge technologies will provide future growth in revenues, there are certain risks associated with these investments. These risks include, but are not limited to, the failure of the licensed technology to gain broad acceptance in the marketplace and/or that insurance companies, managed care organizations, or Medicare and Medicaid will not approve reimbursement for these tests at a level commensurate with the costs of running the tests. Any or all of these circumstances could result in impairment in the value of the related capitalized licensing costs.

Financing Activities

On October 26, 2007, the Company entered into senior unsecured credit facilities totaling $1,000.0. The credit facilities consist of a five-year Revolving Facility in the principal amount of $500.0 and a five-year, $500.0 Term Loan Facility. The balances outstanding on the Company's Term Loan Facility at December 31, 2009 and 2008 were $425.0 and $475.0, respectively. The balances outstanding on the Company's Revolving Facility at December 31, 2009 and 2008 were $75.0 and $70.8, respectively. The senior unsecured credit facilities bear interest at varying rates based upon LIBOR plus a percentage based on the Company's credit rating with Standard & Poor's Ratings Services.

The senior credit facilities contain certain debt covenants, which require that the Company maintain a leverage ratio of no more than 2.5 to 1.0 and an interest coverage ratio of at least 5.0 to 1.0. Both ratios are calculated in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization). The credit agreement allows payment of dividends provided that the Company is not in default (as defined in the agreement) and its leverage ratio is less than 2.0 to 1.0. The Company is in compliance with all covenants at December 31, 2009.

On September 15, 2008, Lehman Brothers Holdings, Inc. ("Lehman"), whose subsidiaries had a $28.0 commitment in the Company's Revolving Facility, filed for bankruptcy. During the fourth quarter of 2009, another bank assumed Lehman's commitment in the Company's Revolving Facility.

On March 31, 2008, the Company entered into a three-year interest rate swap agreement to hedge variable interest rate risk on the Company's variable interest rate term loan. Under the swap the Company will, on a quarterly basis, pay a fixed rate of interest (2.92%) and receive a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap has been designated as a cash flow hedge. Accordingly, the Company recognizes the fair value of the swap in the consolidated balance sheet and any changes in the fair value are recorded as adjustments to accumulated other comprehensive income, net of tax. The fair value of the interest rate swap agreement is the estimated amount that the Company would pay or receive to terminate the swap agreement at the reporting date. The fair value of the swap was a liability of $10.6 and $13.5 at December 31, 2009 and 2008, respectively, and is included in other liabilities in the consolidated balance sheets.

As of December 31, 2009, the interest rates on the Term Loan Facility and the Revolving Facility were 3.67% and 0.58%, respectively.

During 2009, the Company repurchased $273.5 of stock representing 3.9 shares. As of December 31, 2009, the Company had outstanding authorization from the Board of Directors to purchase approximately $71.8 of Company common stock. On February 11, 2010, the Board of Directors authorized the purchase of $250.0 of additional shares of the Company's common stock.

During the second quarter of 2009, the Company redeemed approximately $369.5 principal amount at maturity of its zero-coupon subordinated notes, equaling approximately 50% of the principal amount at maturity outstanding of the zero-coupon subordinated notes. The total cash used for these redemptions was $289.4. As a result of certain holders of the zero-coupon subordinated notes electing to convert their notes, the Company also issued 0.4 additional shares of common stock and reversed approximately $11.3 of deferred tax liability to reflect the tax benefit realized upon issuance of these shares.

Credit Ratings

The Company's debt ratings of Baa3 from Moody's and BBB+ from Standard and Poor's contribute to its ability to access capital markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Cash Obligations

		Payments Due by Period			
	Total	2010	2011-2012	2013-2014	2015 and thereafter
Operating lease obligations	$ 366.6	$ 100.4	$ 134.9	$ 69.2	$ 62.1
Contingent future licensing payments [(a)]	38.4	0.5	6.6	13.2	18.1
Minimum royalty payments	19.8	5.8	5.0	5.3	3.7
Zero-coupon subordinated notes [(b)]	292.2	292.2	–	–	–
Scheduled interest payments on Senior Notes	151.8	33.3	66.6	37.8	14.1
Term loan and revolving credit facility	500.0	125.0	375.0	–	–
Long-term debt, other than term loan, revolving credit facility and zero-coupon subordinated notes	602.2	0.7	1.5	350.0	250.0
Total contractual cash obligations [(c)(d)(e)]	$1,971.0	$ 557.9	$ 589.6	$ 475.5	$ 348.0

(a) Contingent future licensing payments will be made if certain events take place, such as the launch of a specific test, the transfer of certain technology, and when specified revenue milestones are met.

(b) Holders of the zero-coupon subordinated notes may require the Company to purchase in cash all or a portion of their notes on September 11, 2011 at $819.54 per note ($302.2 in the aggregate). Should the holders put the notes to the Company on that date, the Company believes that it will be able to satisfy this contingent obligation with cash on hand, borrowings on the revolving credit facility, and additional financing if necessary. As announced by the Company on January 5, 2010, holders of the zero-coupon subordinated notes may choose to convert their notes during the first quarter of 2010 subject to terms as defined in the note agreement. See "Note 11 to Consolidated Financial Statements" for further information regarding the Company's zero-coupon subordinated notes.

(c) The table does not include obligations under the Company's pension and postretirement benefit plans, which are included in "Note 16 to Consolidated Financial Statements." Benefits under the Company's postretirement medical plan are made when claims are submitted for payment, the timing of which is not practicable to estimate.

(d) The table does not include the Company's contingent obligation to reimburse up to $200.0 in transition costs incurred during the first three years of the UnitedHealthcare contract. The Company anticipates that it has approximately $22.8 remaining to be paid out on this contingent obligation.

(e) The table does not include the Company's reserves for unrecognized tax benefits. The Company had a $73.7 and $86.7 reserve for unrecognized tax benefits, including interest and penalties, at December 31, 2009 and 2008, respectively, which is included in "Note 13 to Consolidated Financial Statements." Substantially all of these tax reserves are classified in other long-term liabilities in the Company's Consolidated Balance Sheets at December 31, 2009 and 2008.

Off-Balance Sheet Arrangements

The Company does not have transactions or relationships with "special purpose" entities, and the Company does not have any off-balance sheet financing other than normal operating leases.

Other Commercial Commitments

At December 31, 2009, the Company provided letters of credit aggregating approximately $39.5, primarily in connection with certain insurance programs. Letters of credit provided by the Company are secured by the Company's senior credit facilities and are renewed annually, around mid-year.

Effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada ("Ontario") joint venture for approximately $140.9 in cash (net of cash acquired), bringing the Company's percentage interest owned to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. The amended joint venture's partnership agreement also enables the holders of the noncontrolling interest to put the remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by the Company in 2008, and subject to adjustment based on market value formulas contained in the agreement. The initial difference of $123.0 between the value of the put and the underlying noncontrolling interest was recorded as additional noncontrolling interest liability and as a reduction to additional paid-in capital in the consolidated financial statements. The contractual value of the put, in excess of the current noncontrolling interest of $23.5, totals $118.9 at December 31, 2009.

In December 2009, the Company received notification from the holders of the noncontrolling interest in the Ontario joint venture that they intend to put their remaining partnership units to the Company in accordance with the terms of the joint venture's partnership agreement. These units were acquired on February 8, 2010 for CN$147.8. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. Upon the completion of these two transactions, the Company's financial ownership percentage in the joint venture partnership remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario Canada joint venture was amended and restated with substantially the same terms as the previous agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2009, the Company was a guarantor on approximately $2.5 of equipment leases. These leases were entered into by a joint venture in which the Company owns a 50% interest and have a remaining term of approximately three years.

Based on current and projected levels of operations, coupled with availability under its senior credit facilities, the Company believes it has sufficient liquidity to meet both its anticipated short-term and long-term cash needs; however, the Company continually reassesses its liquidity position in light of market conditions and other relevant factors.

New Accounting Pronouncements

In June 2009, the FASB established authoritative United States generally accepted accounting principles ("GAAP"), codifying and superseding all pre-existing accounting standards and literature. This newly codified GAAP is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted the guidance without any impact on the consolidated financial statements.

In December 2007, the FASB issued authoritative guidance requiring all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. The Company adopted the guidance as of January 1, 2009 and pursuant to the provisions of the literature, the presentation and disclosure requirements have been applied retrospectively for all periods presented. Due to the nature of the noncontrolling interest put, the Company has not included the noncontrolling interest in its Ontario joint venture in the equity section of the accompanying consolidated balance sheets.

In December 2007, the FASB issued authoritative guidance in connection with business combinations which was intended to simplify existing guidance and converge rulemaking under U.S. GAAP with international accounting rules. The guidance applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the literature as of January 1, 2009, and the Company began recording acquisitions in accordance with the authoritative guidance. As a result, acquisition related costs, primarily legal and other professional services, of $7.7 were included in selling, general and administrative expenses for the year ended December 31, 2009.

In April 2009, the FASB issued authoritative guidance in connection with accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The guidance addresses application issues regarding the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Due to the fact that the literature is applicable to acquisitions completed after January 1, 2009 and the Company did not have any business combinations with assets and liabilities arising from contingencies in 2009, the adoption of the authoritative guidance did not impact the Company's consolidated financial statements.

In May 2008, the FASB issued authoritative guidance in connection with accounting for convertible debt instruments that may be settled in cash upon conversion. The guidance requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. The literature impacts the Company's zero-coupon subordinated notes, and requires that additional interest expense essentially equivalent to the portion of issuance proceeds retroactively allocated to the instrument's equity component be recognized over the period from the zero-coupon subordinated notes' issuance in 2001 through September 2004 (the first date holders of these notes had the ability to put them back to the Company). As anticipated, the adoption of this authoritative guidance and its retrospective application did not have an impact on results of operations for periods following 2004, but it did result in an increase of $215.4 in opening additional paid-in capital and a corresponding decrease in opening retained earnings as of January 1, 2007, net of deferred tax impacts, on post-2004 consolidated balance sheets.

In December 2008, the FASB issued authoritative guidance in connection with employers' disclosures about postretirement benefit plan assets. The objectives of the disclosures about plan assets in an employers' defined benefit pension or other postretirement plan are to provide users of financial statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

with an understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, (2) the major categories of plan assets, (3) the inputs and valuation techniques used to measure the fair value of plan assets, (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and (5) significant concentrations of risk within plan assets. The guidance is effective for years ending after December 15, 2009. Upon initial application, the provisions of the literature are not required for earlier periods that are presented for comparative periods. The Company is providing the additional disclosures in accordance with the authoritative guidance (see Note 16 to the notes to consolidated financial statements).

In April 2009, the FASB issued authoritative guidance in connection with determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The literature provides authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed. The guidance is applicable to all assets and liabilities (i.e. financial and nonfinancial) and requires enhanced disclosures, including interim and annual disclosure of the input and valuation techniques (or changes in techniques) used to measure fair value and the defining of the major security types comprising debt and equity securities held based upon the nature and risk of the security. The literature is effective for interim and annual periods ending after June 15, 2009. The adoption of the authoritative guidance did not have a material impact on the Company's consolidated financial statements and related disclosures in the notes thereto.

In May 2009, the FASB issued authoritative guidance related to the accounting for and disclosure of subsequent events, which is effective for interim and annual periods ending after June 15, 2009. This new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance introduces new terminology but is based on the same principles that previously existed in the auditing standards. Under this new guidance, the Company is required to provide disclosure of the date through which it has evaluated subsequent events and whether that date represents the date the financial statements were issued or the date the financial statements were available to be issued. For the financial statements related to the years ended December 31, 2009, 2008 and 2007 contained herein, the Company has evaluated subsequent events through February 24, 2010 representing the date these financial statements were issued.

In June 2009, the FASB issued authoritative guidance in connection with adding qualified special purpose entities into the scope of guidance for consolidation of variable interest entities. This literature also modifies the analysis by which a controlling interest of a variable interest entity is determined thereby requiring the controlling interest to consolidate the variable interest entity. A controlling interest exists if a party to a variable interest entity has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of or receive benefits from the entity that could be potentially significant to the variable interest entity. The guidance becomes effective as of the beginning of the first annual reporting period beginning after November 15, 2009 and should be applied prospectively for interim and annual periods during that period going forward. The Company is currently evaluating the impact the adoption of the authoritative guidance could have on its consolidated financial statements.

In August 2009, the FASB issued authoritative guidance in connection with measuring liabilities at fair value. The guidance addresses the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability. The literature also clarifies the application of certain valuation techniques. Those clarifications include when to make adjustments to fair value. The guidance became effective in the Company's quarter ended December 31, 2009. The adoption of the authoritative guidance did not have an impact on the Company's consolidated financial statements as of and for the year ended December 31, 2009.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. While management believes these estimates are reasonable and consistent, they are by their very nature, estimates of amounts that will depend

Management's Discussion and Analysis of Financial Condition and Results of Operations

on future events. Accordingly, actual results could differ from these estimates. The Company's Audit Committee periodically reviews the Company's significant accounting policies. The Company's critical accounting policies arise in conjunction with the following:

- Revenue recognition and allowances for doubtful accounts;
- Pension expense;
- Accruals for self insurance reserves; and
- Income taxes

Revenue Recognition and Allowance for Doubtful Accounts

Revenue is recognized for services rendered when the testing process is complete and test results are reported to the ordering physician. The Company's sales are generally billed to three types of payers – clients, patients and third parties such as managed care companies, Medicare and Medicaid. For clients, sales are recorded on a fee-for-service basis at the Company's client list price, less any negotiated discount. Patient sales are recorded at the Company's patient fee schedule, net of any discounts negotiated with physicians on behalf of their patients. The Company bills third-party payers in two ways – fee-for-service and capitated agreements. Fee-for-service third-party payers are billed at the Company's patient fee schedule amount, and third-party revenue is recorded net of contractual discounts. These discounts are recorded at the transaction level at the time of sale based on a fee schedule that is maintained for each third-party payer. The majority of the Company's third-party sales are recorded using an actual or contracted fee schedule at the time of sale. For the remaining third-party sales, estimated fee schedules are maintained for each payer. Adjustments to the estimated payment amounts are recorded at the time of final collection and settlement of each transaction as an adjustment to revenue. These adjustments are not material to the Company's results of operations in any period presented. The Company periodically adjusts these estimated fee schedules based upon historical payment trends. Under capitated agreements with managed care companies, the Company recognizes revenue based on a negotiated monthly contractual rate for each member of the managed care plan regardless of the number or cost of services performed.

The Company has a formal process to estimate and review the collectibility of its receivables based on the period of time they have been outstanding. Bad debt expense is recorded within selling, general and administrative expenses as a percentage of sales considered necessary to maintain the allowance for doubtful accounts at an appropriate level. The Company's process for determining the appropriate level of the allowance for doubtful accounts involves judgment, and considers such factors as the age of the underlying receivables, historical and projected collection experience, and other external factors that could affect the collectibility of its receivables. Accounts are written off against the allowance for doubtful accounts based on the Company's write-off policy (e.g., when they are deemed to be uncollectible). In the determination of the appropriate level of the allowance, accounts are progressively reserved based on the historical timing of cash collections relative to their respective aging categories within the Company's receivables. These collection and reserve processes, along with the close monitoring of the billing process, help reduce the risks of material revisions to reserve estimates resulting from adverse changes in collection or reimbursement experience. The following table presents the percentage of the Company's net accounts receivable outstanding by aging category at December 31, 2009 and 2008:

Days Outstanding	2009	2008
0 - 30	47.7%	43.6%
31 - 60	16.8%	19.2%
61 - 90	10.5%	11.3%
91 - 120	6.8%	7.4%
121 - 150	4.4%	4.4%
151 - 180	4.0%	4.1%
181 - 270	7.8%	8.2%
271 - 360	1.7%	1.5%
Over 360	0.3%	0.3%

The above table excludes the Ontario operation's percentage of net accounts receivable outstanding by aging category. The provincial government is the primary customer of the Ontario operation. The Company believes that including the aging for Ontario would not be representative of the majority of the accounts receivable by aging category for the Company.

Pension Expense

Substantially all employees of the Company are covered by the Company Plan. The benefits to be paid under the Company Plan are based on years of credited service and compensation earned while an employee of LabCorp. The Company also has the PEP which covers its senior management group and provides for additional benefits, due in part to limitations on benefits and pay imposed on the Company Plan under the Employee Retirement Income Security Act of 1974.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the Company Plan and the PEP. Both plans will be closed to new entrants. Current participants in the Company Plan and the PEP will no longer earn service-based credits, but will continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") will receive a 3% non-elective contribution ("NEC") concurrent with each payroll period. The 401K Plan also provides discretionary contributions of 1% to 3% of pay for eligible employees based on service.

The Company's net pension cost is developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis at the beginning of each year. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in pension costs may occur in the future due to changes in these assumptions. The key assumptions used in accounting for the defined benefit retirement plans were a 5.8% discount rate and an 7.5% expected long-term rate of return on plan assets as of December 31, 2009.

Discount Rate

The Company evaluates several approaches toward setting the discount rate assumption that is used to value the benefit obligations of its retirement plans. At year-end, priority was given to use of the Citigroup Pension Discount Curve and anticipated cash outflows of each retirement plan were discounted with the spot yields from the Citigroup Pension Discount Curve. A single-effective discount rate assumption was then determined for each retirement plan based on this analysis. A one percentage point reduction in the discount rate would have resulted in an increase in 2009 retirement plan expense of $3.3.

Return on Plan Assets

In establishing its expected return on plan assets assumption, the Company reviews its asset allocation and develops return assumptions based on different asset classes adjusting for plan operating expenses. Actual asset over/under performance compared to expected returns will respectively decrease/increase unrecognized loss. The change in the unrecognized loss will change amortization cost in upcoming periods. A one percentage point increase or decrease in the expected return on plan assets would have resulted in a corresponding change in 2009 pension expense of $2.0.

Net pension cost for 2009 was $36.6 (including the impact of the $2.8 non-recurring net curtailment charge) as compared with $19.5 in 2008. As a result of the changes to the Company Plan and PEP, projected pension expense for the Company Plan and the PEP is expected to decrease from $36.6 in 2009 to $10.4 in 2010. The implementation of the NEC is expected to increase the Company's 401K costs and contributions by an additional $22.5 in 2010.

Further information on the Company's defined benefit retirement plan is provided in Note 16 to the consolidated financial statements.

Accruals for Self-Insurance Reserves

Accruals for self-insurance reserves (including workers' compensation, auto and employee medical) are determined based on a number of assumptions and factors, including historical payment trends and claims history, actuarial assumptions and current and estimated future economic conditions. These estimated liabilities are not discounted.

The Company is self-insured (up to certain limits) for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company maintains excess insurance which limits the Company's maximum exposure on individual claims. The Company estimates a liability that represents the ultimate exposure for aggregate losses below those limits. The liability is discounted and is based on a number of assumptions and factors for known and incurred but not reported claims based on an actuarial assessment of the accrual driven by frequency and amount of claims.

If actual trends differ from these estimates, the financial results could be impacted. Actual trends have not differed materially from these estimates.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

Forward-Looking Statements

The Company has made in this report, and from time to time may otherwise make in its public filings, press releases and discussions by Company management, forward-looking statements concerning the Company's operations, performance and financial condition, as well as its strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes", "expects", "may", "will", "should", "seeks", "approximately", "intends", "plans", "estimates", or "anticipates" or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties and the Company claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere herein and in the Company's other public filings, press releases and discussions with Company management, including:

1. changes in federal, state, local and third-party payer regulations or policies (or in the interpretation of current regulations), new insurance or payment systems, including state or regional insurance cooperatives, new public insurance programs or a single-payer system, affecting governmental and third-party coverage or reimbursement for clinical laboratory testing;
2. adverse results from investigations or audits of clinical laboratories by the government, which may include significant monetary damages, refunds and/or exclusion from the Medicare and Medicaid programs;
3. loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or interpretations of, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid, the False Claims Act or other federal, state or local agencies;
4. failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act, which may result in penalties and loss of licensure;
5. failure to comply with HIPAA, including changes to federal and state privacy and security obligations and changes to HIPAA, including those changes included within HITECH, which could result in increased costs, denial of claims and/or significant penalties;
6. failure to maintain the security of customer-related information could damage the Company's reputation with customers, cause it to incur substantial additional costs and become subject to litigation;
7. failure of the Company, third-party payers or physicians to comply with Version 5010 Transactions by January 2012 or the ICD-10-CM Code Set issued by the Department of Health and Human Services and effective for claims submitted as of October 1, 2013;
8. increased competition, including competition from companies that do not comply with existing laws or regulations or otherwise disregard compliance standards in the industry;
9. increased price competition, competitive bidding for laboratory tests and/or changes or reductions to fee schedules;
10. changes in payer mix, including an increase in capitated managed-cost health care or the impact of a shift to consumer-driven health plans;
11. failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers;
12. failure to retain or attract managed care business as a result of changes in business models, including new risk based or network approaches, or other changes in strategy or business models by managed care companies;
13. failure to effectively integrate and/or manage newly acquired businesses and the cost related to such integration;
14. adverse results in litigation matters;
15. inability to attract and retain experienced and qualified personnel;
16. failure to maintain the Company's days sales outstanding and/or bad debt expense levels;
17. decrease in the Company's credit ratings by Standard & Poor's and/or Moody's;
18. discontinuation or recalls of existing testing products;

Management's Discussion and Analysis of Financial Condition and Results of Operations

19. failure to develop or acquire licenses for new or improved technologies, or if customers use new technologies to perform their own tests;
20. inability to commercialize newly licensed tests or technologies or to obtain appropriate coverage or reimbursement for such tests, which could result in impairment in the value of certain capitalized licensing costs;
21. changes in government regulations or policies affecting the approval, availability, and the selling and marketing of diagnostic tests;
22. inability to obtain and maintain adequate patent and other proprietary rights for protection of the Company's products and services and successfully enforce the Company's proprietary rights;
23. the scope, validity and enforceability of patents and other proprietary rights held by third parties which might have an impact on the Company's ability to develop, perform, or market the Company's tests or operate its business;
24. failure in the Company's information technology systems resulting in an increase in testing turnaround time or billing processes or the failure to meet future regulatory or customer information technology, data security and connectivity requirements;
25. failure of the Company's financial information systems resulting in failure to meet required financial reporting deadlines;
26. failure of the Company's disaster recovery plans to provide adequate protection against the interruption of business and/or to permit the recovery of business operations;
27. business interruption or other impact on the business due to adverse weather (including hurricanes), fires and/or other natural disasters, terrorism or other criminal acts, and for widespread outbreak of influenza or other pandemic;
28. liabilities that result from the inability to comply with corporate governance requirements;
29. significant deterioration in the economy or financial markets which could negatively impact the Company's testing volumes, cash collections and the availability of credit for general liquidity or other financing needs; and
30. changes in reimbursement by foreign governments and foreign currency fluctuations.

Quantitative and Qualitative Disclosure About Market Risk

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that includes from time to time, the use of derivative financial instruments such as interest rate swap agreements. Although, as set forth below, the Company's zero-coupon subordinated notes contain features that are considered to be embedded derivative instruments, the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accouting for derivative instruments and hedging activities:

1) The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Borrowings under the Company's revolving credit facility are subject to variable interest rates, unless fixed through interest rate swaps or other agreements.

The Company's Ontario, Canada consolidated joint venture operates in Canada and, accordingly, the earnings and cash flow generated from the Ontario operation are subject to foreign currency exchange risk.

The Alberta, Canada joint venture partnership operates in Canada and remits the Company's share of partnership income in Canadian Dollars. Accordingly, the cash flow received from this affiliate is subject to foreign currency exchange risk.

Report of Management on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

The internal control over financial reporting at the Company was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control – Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, the Company's management determined that, as of December 31, 2009, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors.

The Company excluded its Monogram operations from its assessment of internal control over financial reporting as of December 31, 2009 because its control over this operation was acquired by the Company in a purchase business combination during 2009. The total assets and total revenues of the Monogram operations represented 3.9% and 0.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of the Company included in this annual report, also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 as stated in its report, which is included herein immediately preceding the Company's audited financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Laboratory Corporation of America Holdings:

In our opinion, the consolidated balance sheets and related consolidated statements of operations, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Laboratory Corporation of America Holdings and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Report of Management on Internal Controls over Financial Reporting, management has excluded Monogram Biosciences, Inc. from its assessment of internal control over financial reporting as of December 31, 2009 because it was acquired by the Company in a purchase business combination during 2009. We have also excluded Monogram Biosciences, Inc. from our audit of internal control over financial reporting. Monogram Biosciences, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 3.9% and 0.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009.

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 24, 2010

Consolidated Balance Sheets

(In Millions)	December 31, 2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 148.5	$ 219.7
Accounts receivable, net of allowance for doubtful accounts of $173.1 and $161.0 at December 31, 2009 and 2008, respectively	574.2	631.6
Supplies inventories	90.0	91.0
Prepaid expenses and other	80.1	83.8
Deferred income taxes	42.8	6.7
Total current assets	935.6	1,032.8
Property, plant and equipment, net	500.8	496.4
Goodwill, net	1,897.1	1,772.2
Intangible assets, net	1,342.2	1,222.6
Investments in joint venture partnerships	71.4	72.0
Other assets, net	90.7	73.5
Total assets	$ 4,837.8	$ 4,669.5
Liabilities And Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 183.1	$ 159.7
Accrued expenses and other	275.7	266.4
Noncontrolling interest	142.4	–
Short-term borrowings and current portion of long-term debt	417.2	120.8
Total current liabilities	1,018.4	546.9
Long-term debt, less current portion	977.2	1,600.5
Deferred income taxes and other tax liabilities	577.7	522.9
Other liabilities	158.4	189.6
Total liabilities	2,731.7	2,859.9
Commitments and contingent liabilities	–	–
Noncontrolling interest	–	121.3
Shareholders' equity		
Common stock, 105.3 and 108.2 shares outstanding at December 31, 2009 and 2008, respectively	12.5	12.8
Additional paid-in capital	36.7	237.4
Retained earnings	2,927.9	2,384.6
Less common stock held in treasury	(932.5)	(929.8)
Accumulated other comprehensive income (loss)	61.5	(16.7)
Total shareholders' equity	2,106.1	1,688.3
Total liabilities and shareholders' equity	$ 4,837.8	$ 4,669.5

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

	Years Ended December 31,		
(In Millions, Except Per Share Data)	**2009**	2008	2007
Net sales	**$ 4,694.7**	$ 4,505.2	$ 4,068.2
Cost of sales	**2,723.8**	2,631.4	2,377.0
Gross profit	**1,970.9**	1,873.8	1,691.2
Selling, general and administrative expenses	**958.9**	935.1	808.7
Amortization of intangibles and other assets	**62.6**	57.9	54.9
Restructuring and other special charges	**13.5**	37.9	50.6
Operating income	**935.9**	842.9	777.0
Other income (expenses):			
Interest expense	**(62.9)**	(72.0)	(56.6)
Income from joint venture partnerships, net	**13.8**	14.4	77.9
Investment income	**1.6**	2.5	5.4
Other, net	**(3.8)**	(2.1)	(1.4)
Earnings before income taxes	**884.6**	785.7	802.3
Provision for income taxes	**329.0**	307.9	325.5
Net earnings	**555.6**	477.8	476.8
Less: Net earnings attributable to the noncontrolling interest	**(12.3)**	(13.3)	–
Net earnings attributable to Laboratory Corporation of America Holdings	**$ 543.3**	$ 464.5	$ 476.8
Basic earnings per common share	**$ 5.06**	$ 4.23	$ 4.08
Diluted earnings per common share	**$ 4.98**	$ 4.16	$ 3.93

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(In Millions)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2006	$ 14.4	$ 1,027.7	$ 1,767.9	$(891.6)	$ 58.7	$ 1,977.1
Comprehensive earnings:						
Net earnings attributable to Laboratory Corporation of America Holdings	–	–	476.8	–	–	476.8
Other comprehensive earnings:						
Foreign currency translation adjustments	–	–	–	–	96.9	96.9
Net benefit plan adjustments	–	–	–	–	4.0	4.0
Tax effect of other comprehensive earnings adjustments	–	–	–	–	(39.6)	(39.6)
Comprehensive earnings						538.1
Issuance of common stock under employee stock plans	0.1	77.5	–	–	–	77.6
Surrender of restricted stock awards	–	–	–	(5.5)	–	(5.5)
Adoption of authoritative guidance in connection with convertible debt instruments that may be settled in cash upon conversion	–	215.4	(215.4)	–	–	–
Adoption of authoritative guidance in connection with uncertain tax positions	–	0.5	(1.0)	–	–	(0.5)
Conversion of zero-coupon convertible debt	–	0.7	–	–	–	0.7
Stock compensation	–	35.4	–	–	–	35.4
Income tax benefit from stock options exercised	–	26.6	–	–	–	26.6
Purchase of common stock	(1.3)	(922.9)	–	–	–	(924.2)
Balance at December 31, 2007	$ 13.2	$ 460.9	$ 2,028.3	$(897.1)	$ 120.0	$ 1,725.3
Comprehensive earnings:						
Net earnings attributable to Laboratory Corporation of America Holdings	–	–	464.5	–	–	464.5
Other comprehensive earnings:						
Foreign currency translation adjustments	–	–	–	–	(129.6)	(129.6)
Interest rate swap adjustments	–	–	–	–	(13.5)	(13.5)
Net benefit plan adjustments	–	–	–	–	(81.0)	(81.0)
Tax effect of other comprehensive earnings adjustments	–	–	–	–	87.4	87.4
Comprehensive earnings						327.8
Issuance of common stock under employee stock plans	0.1	64.3	–	–	–	64.4
Surrender of restricted stock awards and performance shares	–	–	–	(32.7)	–	(32.7)
Conversion of zero-coupon convertible debt	–	0.1	–	–	–	0.1
Stock compensation	–	36.2	–	–	–	36.2
Value of noncontrolling interest put	–	(123.0)	–	–	–	(123.0)
Income tax benefit from stock options exercised	–	20.8	–	–	–	20.8
Purchase of common stock	(0.5)	(221.9)	(108.2)	–	–	(330.6)
Balance at December 31, 2008	$ 12.8	$ 237.4	$ 2,384.6	$(929.8)	$ (16.7)	$ 1,688.3
Comprehensive earnings:						
Net earnings attributable to Laboratory Corporation of America Holdings	–	–	543.3	–	–	543.3
Other comprehensive earnings:						
Foreign currency translation adjustments	–	–	–	–	93.3	93.3
Interest rate swap adjustments	–	–	–	–	2.9	2.9
Net benefit plan adjustments	–	–	–	–	31.5	31.5
Tax effect of other comprehensive earnings adjustments	–	–	–	–	(49.5)	(49.5)
Comprehensive earnings						621.5
Issuance of common stock under employee stock plans	–	24.8	–	–	–	24.8
Surrender of restricted stock awards	–	–	–	(2.7)	–	(2.7)
Conversion of zero-coupon convertible debt	0.1	11.3	–	–	–	11.4
Stock compensation	–	36.4	–	–	–	36.4
Income tax benefit adjustments related to stock options exercised	–	(0.1)	–	–	–	(0.1)
Purchase of common stock	(0.4)	(273.1)	–	–	–	(273.5)
Balance at December 31, 2009	**$ 12.5**	**$ 36.7**	**$ 2,927.9**	**$(932.5)**	**$ 61.5**	**$ 2,106.1**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
(In Millions)	**2009**	2008	2007
Cash Flows From Operating Activities:			
Net earnings	**$ 555.6**	$ 477.8	$ 476.8
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**195.1**	179.7	162.8
Stock compensation	**36.4**	36.2	35.4
Loss on sale of assets	**2.6**	1.1	0.2
Accreted interest on zero-coupon subordinated notes	**8.3**	11.3	11.1
Cumulative earnings less than (in excess of) distribution from joint venture partnerships	**2.2**	(0.6)	(8.6)
Deferred income taxes	**9.6**	69.6	26.5
Change in assets and liabilities (net of effects of acquisitions):			
(Increase) decrease in accounts receivable (net)	**74.0**	28.0	(78.7)
(Increase) decrease in inventories	**(4.3)**	(8.6)	4.8
(Increase) decrease in prepaid expenses and other	**5.9**	(15.1)	(16.3)
Increase in accounts payable	**22.8**	15.9	33.9
Increase (decrease) in accrued expenses and other	**(45.8)**	(14.4)	61.8
Net cash provided by operating activities	**862.4**	780.9	709.7
Cash Flows From Investing Activities:			
Capital expenditures	**(114.7)**	(156.7)	(142.6)
Proceeds from sale of assets	**0.9**	0.5	1.4
Deferred payments on acquisitions	**(3.3)**	(4.1)	(2.8)
Purchases of short-term investments	**–**	(72.8)	(1,777.9)
Proceeds from sale of short-term investments	**–**	182.7	1,803.4
Acquisition of licensing technology	**–**	(0.8)	(0.7)
Investment in equity affiliate	**(4.3)**	–	–
Acquisition of businesses, net of cash acquired	**(212.6)**	(344.8)	(222.3)
Net cash used for investing activities	**(334.0)**	(396.0)	(341.5)
Cash Flows From Financing Activities:			
Proceeds from term loan	**–**	–	500.0
Proceeds from revolving credit facilities	**4.2**	145.2	240.0
Payments on revolving credit facilities	**–**	(74.4)	(240.0)
Principal payments on term loan	**(50.0)**	(25.0)	–
Payments on zero-coupon subordinated notes	**(289.4)**	(2.1)	–
Payments on vendor-financed equipment	**(1.5)**	–	–
Increase (decrease) in bank overdraft	**(5.0)**	5.0	(34.9)
Payments on long-term debt	**(0.1)**	(0.1)	(0.1)
Payment of debt issuance costs	**(0.1)**	(0.1)	(5.8)
Noncontrolling interest distributions	**(11.3)**	(14.0)	–
Excess tax benefits from stock based compensation	**0.5**	16.2	20.7
Net proceeds from issuance of stock to employees	**24.8**	64.4	77.6
Purchase of common stock	**(273.0)**	(333.6)	(921.2)
Net cash used for financing activities	**(600.9)**	(218.5)	(363.7)
Effect of exchange rate changes on cash and cash equivalents	**1.3**	(3.1)	0.4
Net increase (decrease) in cash and cash equivalents	**(71.2)**	163.3	4.9
Cash and cash equivalents at beginning of period	**219.7**	56.4	51.5
Cash and cash equivalents at end of period	**$ 148.5**	$ 219.7	$ 56.4

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

1. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

Laboratory Corporation of America Holdings with its subsidiaries (the "Company") is the second largest independent clinical laboratory company in the United States based on 2009 net revenues. Through a national network of laboratories, the Company offers a broad range of testing services used by the medical profession in routine testing, patient diagnosis and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche operations based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

Since its founding in 1971, the Company has grown into a network of 38 primary laboratories and over 1,500 patient service centers along with a network of branches and STAT laboratories. With over 28,000 employees, the Company processes tests on more than 440,000 patient specimens daily and provides clinical laboratory testing services in all 50 states, the District of Columbia, Puerto Rico, Belgium and three provinces in Canada. The Company's operating segments are aggregated within one reportable segment based on the way the Company manages its business. The Company's divisions exhibit similar long-term economic characteristics, process similar transactions and provide their testing services to similar classes of customers.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries for which it exercises control. Long-term investments in affiliated companies in which the Company exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which the Company does not exercise significant influence (generally, when the Company has an investment of less than 20% and no representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. The Company does not have any variable interest entities or special purpose entities whose financial results are not included in the consolidated financial statements.

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income".

The Company evaluated events occurring subsequent to December 31, 2009 for potential recognition or disclosure in the consolidated financial statements through February 24, 2010.

Revenue Recognition

Sales are recognized on the accrual basis at the time test results are reported, which approximates when services are provided. Services are provided to certain patients covered by various third-party payer programs including various managed care organizations, as well as the Medicare and Medicaid programs. Billings for services under third-party payer programs are included in sales net of allowances for contractual discounts and allowances for differences between the amounts billed and estimated program payment amounts. Adjustments to the estimated payment amounts based on final settlement with the programs are recorded upon settlement as an adjustment to revenue. In 2009, 2008 and 2007, approximately 19.1%, 17.7% and 18.3%, respectively, of the Company's revenues were derived directly from the Medicare and Medicaid programs. The Company has capitated agreements with certain managed care customers and recognizes related revenue based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the number or cost of services provided by the Company. In 2009, 2008 and 2007, approximately 4% of the Company's revenues were derived from such capitated agreements.

In connection with revenue arrangements with multiple deliverables, revenue is deferred until the Company can reasonably estimate when the performance obligation ceases or becomes inconsequential.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts, deferred tax assets, fair values and amortization lives for intangible assets and accruals for self-insurance reserves and pensions. The allowance for doubtful accounts is determined based on historical collections trends, the aging of accounts, current economic conditions and regulatory changes. Actual results could differ from those estimates.

Notes to Consolidated Financial Statements

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions. The total cash balances on deposit that exceeded the balances insured by the F.D.I.C., were approximately $26.7 at December 31, 2009. Cash equivalents at December 31, 2009, totaled $131.0, which includes amounts invested in money market funds, time deposits, municipal, treasury and government funds.

Substantially all of the Company's accounts receivable are with companies in the health care industry and individuals. However, concentrations of credit risk are limited due to the number of the Company's clients as well as their dispersion across many different geographic regions.

Accounts receivable balances (gross) from Medicare and Medicaid were $106.4 and $115.7 at December 31, 2009 and 2008, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings, less preferred stock dividends and accretion, by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings including the impact of dilutive adjustments by the weighted-average number of common shares outstanding plus potentially dilutive shares, as if they had been issued at the beginning of the period presented. Potentially dilutive common shares result primarily from the Company's outstanding stock options, restricted stock awards, performance share awards, and shares issuable upon conversion of zero-coupon subordinated notes.

The following represents a reconciliation of basic earnings per share to diluted earnings per share:

	2009			2008			2007		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share	$543.3	107.4	$ 5.06	$ 464.5	109.7	$ 4.23	$ 476.8	116.8	$ 4.08
Stock options	–	0.5		–	0.7		–	1.2	
Restricted stock awards and other	–	0.2		–	0.3		–	0.8	
Effect of convertible debt, net of tax	–	1.0		–	1.1		–	2.5	
Diluted earnings per share	$543.3	109.1	$ 4.98	$ 464.5	111.8	$ 4.16	$ 476.8	121.3	$ 3.93

The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

	Years Ended December 31,		
	2009	2008	2007
Stock options	4.6	2.4	1.2

Stock Compensation Plans

The Company measures stock compensation cost for all equity awards at fair value on the date of grant and recognizes compensation expense over the service period for awards expected to vest. The fair value of restricted stock awards and performance shares is determined based on the number of shares granted and the quoted price of the Company's common stock. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of equity awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results and future estimates may differ substantially from the Company's current estimates.

Notes to Consolidated Financial Statements

The following table summarizes the components of the Company's stock-based compensation expense for the years ended December 31, 2009, 2008 and 2007:

	2009			2008			2007		
	Pre-Tax Expense	Tax Benefit	Net	Pre-Tax Expense	Tax Benefit	Net	Pre-Tax Expense	Tax Benefit	Net
Stock option and stock purchase plans	$ 21.9	$ (8.8)	$ 13.1	$ 20.0	$ (8.0)	$ 12.0	$ 18.0	$ (7.2)	$10.8
Restricted stock and performance share awards	14.5	(5.8)	8.7	14.2	(5.7)	8.5	17.4	(7.0)	10.4
Executive retirement charge	–	–	–	2.0	(0.8)	1.2	–	–	–
Total share based compensation	$ 36.4	$ (14.6)	$ 21.8	$ 36.2	$(14.5)	$ 21.7	$ 35.4	$(14.2)	$21.2

During the fourth quarter of 2008, the Company recorded charges of approximately $2.0, related to the acceleration of the recognition of stock compensation due to the retirement of the Company's Executive Vice President of Corporate Affairs, effective December 31, 2008.

See note 14 for assumptions used in calculating compensation expense for the Company's stock compensation plans.

Cash Equivalents

Cash equivalents (primarily investments in money market funds, time deposits, municipal, treasury and government funds which have original maturities of three months or less at the date of purchase) are carried at cost which approximates market.

Inventories

Inventories, consisting primarily of purchased laboratory supplies, are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation and amortization expense is computed on all classes of assets based on their estimated useful lives, as indicated below, using principally the straight-line method.

	Years
Buildings and building improvements	35
Machinery and equipment	3-10
Furniture and fixtures	5-10

Leasehold improvements and assets held under capital leases are amortized over the shorter of their estimated useful lives or the term of the related leases. Expenditures for repairs and maintenance are charged to operations as incurred. Retirements, sales and other disposals of assets are recorded by removing the cost and accumulated depreciation from the related accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Capitalized Software Costs

The Company capitalizes purchased software which is ready for service and capitalizes software development costs incurred on significant projects starting from the time that the preliminary project stage is completed and management commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include direct material and service costs and payroll and payroll-related costs. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

Long-Lived Assets

Goodwill is evaluated for impairment by applying a fair value based test on an annual basis and more frequently if events or changes in circumstances indicate that the asset might be impaired.

Notes to Consolidated Financial Statements

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is determined by the Company at the level for which there are identifiable cash flows by comparison of the carrying amount of the assets to future undiscounted net cash flows before interest expense and income taxes expected to be generated by the assets. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (based on market prices in an active market or on discounted cash flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value.

The Company completed an annual impairment analysis of its indefinite lived assets, including goodwill, and has found no instances of impairment as of December 31, 2009.

Intangible Assets

Intangible assets (patents and technology, customer relationships and non-compete agreements), are amortized on a straight-line basis over the expected periods to be benefited, such as legal life for patents and technology, 10 to 25 years for customer lists and contractual lives for non-compete agreements.

Debt Issuance Costs

The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the terms of the related debt.

Professional Liability

The Company is self-insured (up to certain limits) for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company estimates a liability that represents the ultimate exposure for aggregate losses below those limits. The liability is discounted and is based on a number of assumptions and factors for known and incurred but not reported claims based on actuarial assessment of the accrual driven by frequency and amount of claims.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

Derivative Financial Instruments

Interest rate swap agreements, which are currently being used by the Company in the management of interest rate exposure, are accounted for at fair value. The Company's zero-coupon subordinated notes contain two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities. The Company believes these embedded derivatives had no fair value at December 31, 2009 and 2008.

See note 18 for the Company's objectives in using derivative instruments and the effect of derivative instruments and related hedged items on the Company's financial position, financial performance and cash flows.

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The fair market value of the zero-coupon subordinated notes, based on market pricing, was approximately $374.6 and $650.7 as of December 31, 2009 and 2008, respectively. The fair market value of the senior notes, based on market pricing, was approximately $645.2 and $539.7 as of December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, the estimated fair market value of the Company's variable rate debt of $486.4 and $491.1, respectively, was estimated by calculating the net present value of related cash flows, discounted at current market rates.

Effective January 1, 2008, the Company adopted authoritative guidance in connection with fair value measurements for financial assets and liabilities. The guidance clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

During 2009, the Company implemented authoritative guidance for its nonfinancial assets and liabilities that are remeasured at fair value on a non-recurring basis. The adoption of the guidance did not impact the Company's financial position or results of operations; however, it could have an impact in future periods. In addition, the Company may have additional disclosure requirements in the event the Company completes a significant acquisition or incurs impairment of the Company's assets in future periods.

Research and Development

The Company expenses research and development costs as incurred.

New Accounting Pronouncements

In June 2009, the FASB established authoritative United States generally accepted accounting principles ("GAAP"), codifying and superseding all pre-existing accounting standards and literature. This newly codified GAAP is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted the guidance without any impact on the consolidated financial statements.

In December 2007, the FASB issued authoritative guidance requiring all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. The Company adopted the guidance as of January 1, 2009 and pursuant to the provisions of the literature, the presentation and disclosure requirements have been applied retrospectively for all periods presented. Due to the nature of the noncontrolling interest put, the Company has not included the noncontrolling interest in its Ontario joint venture in the equity section of the accompanying consolidated balance sheets.

In December 2007, the FASB issued authoritative guidance in connection with business combinations which was intended to simplify existing guidance and converge rulemaking under U.S. GAAP with international accounting rules. The guidance applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the literature as of January 1, 2009, and the Company began recording acquisitions in accordance with the authoritative guidance. As a result, acquisition related costs, primarily legal and other professional services, of $7.7 were included in selling, general and administrative expenses for the year ended December 31, 2009.

In April 2009, the FASB issued authoritative guidance in connection with accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The guidance addresses application issues regarding the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Due to the fact that the literature is applicable to acquisitions completed after January 1, 2009 and the Company did not have any business combinations with assets and liabilities arising from contingencies

Notes to Consolidated Financial Statements

in 2009, the adoption of the authoritative guidance did not impact the Company's consolidated financial statements.

In May 2008, the FASB issued authoritative guidance in connection with accounting for convertible debt instruments that may be settled in cash upon conversion. The guidance requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. The literature impacts the Company's zero-coupon subordinated notes, and requires that additional interest expense essentially equivalent to the portion of issuance proceeds retroactively allocated to the instrument's equity component be recognized over the period from the zero-coupon subordinated notes' issuance in 2001 through September 2004 (the first date holders of these notes had the ability to put them back to the Company). As anticipated, the adoption of this authoritative guidance and its retrospective application did not have an impact on results of operations for periods following 2004, but it did result in an increase of $215.4 in opening additional paid-in capital and a corresponding decrease in opening retained earnings as of January 1, 2007, net of deferred tax impacts, on post-2004 consolidated balance sheets.

In December 2008, the FASB issued authoritative guidance in connection with employers' disclosures about postretirement benefit plan assets. The objectives of the disclosures about plan assets in an employers' defined benefit pension or other postretirement plan are to provide users of financial statements with an understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, (2) the major categories of plan assets, (3) the inputs and valuation techniques used to measure the fair value of plan assets, (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and (5) significant concentrations of risk within plan assets. The guidance is effective for years ending after December 15, 2009. Upon initial application, the provisions of the literature are not required for earlier periods that are presented for comparative periods. The Company is providing the additional disclosures in accordance with the authoritative guidance (see Note 16 to the notes to consolidated financial statements).

In April 2009, the FASB issued authoritative guidance in connection with determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The literature provides authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed. The guidance is applicable to all assets and liabilities (i.e. financial and nonfinancial) and requires enhanced disclosures, including interim and annual disclosure of the input and valuation techniques (or changes in techniques) used to measure fair value and the defining of the major security types comprising debt and equity securities held based upon the nature and risk of the security. The literature is effective for interim and annual periods ending after June 15, 2009. The adoption of the authoritative guidance did not have a material impact on the Company's consolidated financial statements and related disclosures in the notes thereto.

In May 2009, the FASB issued authoritative guidance related to the accounting for and disclosure of subsequent events, which is effective for interim and annual periods ending after June 15, 2009. This new guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance introduces new terminology but is based on the same principles that previously existed in the auditing standards. Under this new guidance, the Company is required to provide disclosure of the date through which it has evaluated subsequent events and whether that date represents the date the financial statements were issued or the date the financial statements were available to be issued. For the financial statements related to the years ended December 31, 2009, 2008 and 2007 contained herein, the Company has evaluated subsequent events through February 24, 2010 representing the date these financial statements were issued.

In June 2009, the FASB issued authoritative guidance in connection with adding qualified special purpose entities into the scope of guidance for consolidation of variable interest entities.

Notes to Consolidated Financial Statements

This literature also modifies the analysis by which a controlling interest of a variable interest entity is determined thereby requiring the controlling interest to consolidate the variable interest entity. A controlling interest exists if a party to a variable interest entity has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of or receive benefits from the entity that could be potentially significant to the variable interest entity. The guidance becomes effective as of the beginning of the first annual reporting period beginning after November 15, 2009 and should be applied prospectively for interim and annual periods during that period going forward. The Company is currently evaluating the impact the adoption of the authoritative guidance could have on its consolidated financial statements.

In August 2009, the FASB issued authoritative guidance in connection with measuring liabilities at fair value. The guidance addresses the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability. The literature also clarifies the application of certain valuation techniques. Those clarifications include when to make adjustments to fair value. The guidance became effective in the Company's quarter ended December 31, 2009. The adoption of the authoritative guidance did not have an impact on the Company's consolidated financial statements as of and for the year ended December 31, 2009.

2. Business Acquisitions

During the year ended December 31, 2009, the Company acquired various laboratories and related assets for approximately $212.6 in cash (net of cash acquired). The acquisition activity primarily included the acquisition of Monogram Biosciences, Inc. ("Monogram") effective August 3, 2009 for approximately $160.0 in cash (net of cash acquired). The Monogram acquisition was made to enhance the Company's scientific differentiation and esoteric testing capabilities and advance the Company's personalized medicine strategy.

The Monogram purchase consideration has been allocated to the estimated fair market value of the net assets acquired, including approximately $63.5 in identifiable intangible assets (primarily non-tax deductible customer relationships, patents and technology, and trade name) with weighted-average useful lives of approximately 15 years; net operating loss tax assets of approximately $44.8, which are expected to be realized over a period of 18 years; and residual amount of non-tax deductible goodwill of approximately $83.6.

Monogram has an active research and development department, which is primarily focused on the development of companion diagnostics technology. As a result of this acquisition, the Company incurred approximately $5.2 of research and development expenses (included in selling, general and administrative expenses) for the year ended December 31, 2009.

In connection with the Monogram acquisition, the Company incurred approximately $2.7 in transaction fees and expenses (included in selling, general and administrative expenses).

During the year ended December 31, 2008, the Company acquired various laboratories and related assets for approximately $203.9 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas or acquire scientific differentiation and esoteric testing capabilities.

Effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada ("Ontario") joint venture for approximately $140.9 in cash (net of cash acquired), bringing the Company's percentage interest owned to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. The amended joint venture's partnership agreement also enables the holders of the noncontrolling interest to put the remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by the Company in 2008, and subject to adjustment based on market value formulas contained in the agreement. The initial difference of $123.0 between the value of the put and the underlying noncontrolling interest was recorded as additional noncontrolling interest liability and as a reduction to additional paid-in capital in the consolidated financial statements. The contractual value of the put, in excess of the current noncontrolling interest of $23.5, totals $118.9 at December 31, 2009.

In December 2009, the Company received notification from the holders of the noncontrolling interest in the Ontario joint venture that they intend to put their remaining partnership units to the Company in accordance with the terms of the joint

Notes to Consolidated Financial Statements

venture's partnership agreement. These units were acquired on February 8, 2010 for CN$147.8. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. Upon the completion of these two transactions, the Company's financial ownership percentage in the joint venture partnership remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario Canada joint venture was amended and restated with substantially the same terms as the previous agreement.

Net sales of the Ontario joint venture were $247.5 (CN$281.3) and $249.0 (CN$264.4) for the twelve months ended December 31, 2009 and 2008, respectively.

During the year ended December 31, 2007, the Company acquired various medical reference laboratories and related assets for approximately $222.3 in cash. These acquisitions were primarily done to extend the Company's geographic reach in important market areas or acquire scientific differentiation and esoteric testing capabilities.

3. Restructuring and Other Special Charges

During 2009, the Company recorded net restructuring charges of $13.5 primarily related to the closing of redundant and underutilized facilities. The majority of these costs related to severance and other employee costs and contractual obligations associated with leased facilities and other facility related costs. Of this amount, $10.5 related to severance and other employee costs for employees primarily in the affected facilities, and $12.5 related to contractual obligations associated with leased facilities and other facility related costs. The Company also reduced its prior restructuring accruals by $9.5, comprised of $7.3 of previously recorded facility costs and $2.2 of employee severance benefits as a result of incurring less cost than planned on those restructuring initiatives primarily resulting from favorable settlements on lease buyouts and severance payments that were not required to achieve the planned reduction in work force.

During 2008, the Company recorded net restructuring charges of $32.4 primarily related to work force reductions and the closing of redundant and underutilized facilities. Of this amount, $20.9 related to severance and other employee costs in connection with the general work force reductions and $13.4 related to contractual obligations associated with leased facilities and equipment. The Company also recorded a credit of $1.9, comprised of $1.2 of previously recorded facility costs and $0.7 of employee severance benefits relating to changes in cost estimates accrued in prior periods.

During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

During 2007, the Company recorded net restructuring charges of $50.6 primarily related to reductions in work force and consolidation of redundant and underutilized facilities. Of this amount, $24.8 related to employee severance benefits for employees primarily in management, administrative, technical, service and support functions and $19.4 related to contractual obligations and other costs associated with the closure of facilities. The charges also included a write-off of approximately $6.5 of accounts receivable balances remaining on a subsidiary's billing system that was abandoned during the year and $0.9 related to settlement of a preacquisition employment liability. The Company also recorded a credit of $1.0, comprised of $0.7 of previously recorded facility costs and $0.3 of employee severance benefits.

4. Restructuring Reserves

The following represents the Company's restructuring activities for the period indicated:

	Severance and Other Employee Costs	Lease and Other Facility Costs	Total
Balance as of January 1, 2009	$ 11.3	$22.4	$ 33.7
Net restructuring charges	8.3	5.2	13.5
Cash payments and other adjustments	(13.0)	(8.6)	(21.6)
Balance as of December 31, 2009	$ 6.6	$19.0	$ 25.6
Current			$ 15.2
Non-current			10.4
			$ 25.6

5. Investments in Joint Venture Partnerships

As disclosed in note 2 (Business Acquisitions), effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada joint venture bringing the Company's percentage interest owned to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were

Notes to Consolidated Financial Statements

amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. As a result, the below disclosures in connection with investments in joint venture partnerships do not include the Ontario joint venture as of and for the years ended December 31, 2009 and 2008.

At December 31, 2009 the Company had investments in the following unconsolidated joint venture partnerships:

Location	Net Investment	Percentage Interest Owned
Milwaukee, Wisconsin	$ 10.4	50.00%
Alberta, Canada	59.7	43.37%
Cincinnati, Ohio	1.3	50.00%

The joint venture agreements that govern the conduct of business of these partnerships mandates unanimous agreement between partners on all major business decisions as well as providing other participating rights to each partner. The partnerships are accounted for under the equity method of accounting as the Company does not have control of these partnerships. The Company has no material obligations or guarantees to, or in support of, these unconsolidated joint ventures and their operations.

Condensed unconsolidated financial information for joint venture partnerships is shown in the following table (the Ontario, Canada joint venture information included for the 2007 information only).

As of December 31:	2009	2008
Current assets	$ 35.3	$ 28.5
Other assets	41.4	31.4
Total assets	$ 76.7	$ 59.9
Current liabilities	$ 28.0	$ 18.7
Other liabilities	2.3	2.5
Total liabilities	30.3	21.2
Partners' equity	46.4	38.7
Total liabilities and partners' equity	$ 76.7	$ 59.9

For the period January 1 - December 31:	2009	2008	2007
Net sales	$ 212.4	$ 182.0	$ 403.4
Gross profit	69.6	69.0	190.9
Net earnings	33.3	34.3	120.9

The Company's recorded investment in the Alberta joint venture partnership at December 31, 2009 includes $48.4 of value assigned to the partnership's Canadian licenses (with an indefinite life and deductible for tax) to conduct diagnostic testing services in the province.

6. Accounts Receivable, Net

	December 31, 2009	December 31, 2008
Gross accounts receivable	$ 747.3	$ 792.6
Less allowance for doubtful accounts	(173.1)	(161.0)
	$ 574.2	$ 631.6

The provision for doubtful accounts was $248.9, $232.8 and $196.2 in 2009, 2008 and 2007, respectively. In addition, in the second quarter of 2008 the Company recorded a $45.0 increase in its provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased due to the impact of the economy, higher patient deductibles and copayments and acquisitions on the collectibility of accounts receivable balances.

During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

7. Property, Plant and Equipment, Net

	December 31, 2009	December 31, 2008
Land	$ 23.4	$ 20.6
Buildings and building improvements	116.7	115.2
Machinery and equipment	584.8	558.9
Software	289.6	278.9
Leasehold improvements	147.0	127.9
Furniture and fixtures	48.4	44.6
Construction in progress	49.8	57.1
Equipment under capital leases	3.5	3.5
	1,263.2	1,206.7
Less accumulated depreciation and amortization of capital lease assets	(762.4)	(710.3)
	$ 500.8	$ 496.4

Notes to Consolidated Financial Statements

Depreciation expense and amortization of capital lease assets was $130.7, $120.1 and $106.5 for 2009, 2008 and 2007, respectively, including software depreciation of $34.8, $33.7, and $34.8 for 2009, 2008 and 2007, respectively.

8. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill (net of accumulated amortization) for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Balance as of January 1	$1,772.2	$1,639.5
Goodwill acquired during the year	124.1	135.4
Adjustments to goodwill	0.8	(2.7)
Goodwill, net	$1,897.1	$1,772.2

The components of identifiable intangible assets are as follows:

	December 31, 2009		December 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$ 839.8	$(337.1)	$ 793.2	$ (294.1)
Patents, licenses and technology	119.2	(62.4)	94.7	(54.2)
Non-compete agreements	39.4	(30.7)	37.0	(28.2)
Trade name	117.7	(41.8)	115.3	(33.4)
Canadian licenses	698.1	–	592.3	–
	$1,814.2	$(472.0)	$ 1,632.5	$ (409.9)

A summary of amortizable intangible assets acquired during 2009, and their respective weighted-average amortization periods are as follows:

	Amount	Weighted-Average Amortization Period
Customer relationships	$ 46.5	11.9
Patents, licenses and technology	25.3	2.3
Non-compete agreements	2.4	0.2
Trade name	2.4	0.3
	$ 76.6	14.7

Amortization of intangible assets was $62.6, $57.9 and $54.9 in 2009, 2008 and 2007, respectively. Amortization expense of intangible assets is estimated to be $65.6 in fiscal 2010, $60.8 in fiscal 2011, $56.4 in fiscal 2012, $53.4 in fiscal 2013, $50.5 in fiscal 2014 and $357.4 thereafter.

The Company paid $0.0, $0.8 and $0.7 in 2009, 2008 and 2007 for certain exclusive and non-exclusive licensing rights to diagnostic testing technology. These amounts are being amortized over the life of the licensing agreements.

As of December 31, 2009, the Ontario operation has $698.1 of value assigned to the partnership's indefinite lived Canadian licenses to conduct diagnostic testing services in the province.

9. Accrued Expenses and Other

	December 31, 2009	December 31, 2008
Employee compensation and benefits	$ 143.4	$ 140.7
Self-insurance reserves	56.2	48.0
Accrued taxes payable	19.0	10.5
Royalty and license fees payable	6.9	7.7
Accrued repurchases of common stock	0.5	–
Restructuring reserves	15.2	24.3
Acquisition related reserves	5.6	8.1
Interest payable	8.6	8.6
Other	20.3	18.5
	$ 275.7	$ 266.4

10. Other Liabilities

	December 31, 2009	December 31, 2008
Post-retirement benefit obligation	$ 39.7	$ 36.7
Defined benefit plan obligation	41.4	94.8
Restructuring reserves	10.4	9.4
Self-insurance reserves	12.1	12.1
Interest rate swap liability	10.6	13.5
Acquisition related reserves	1.1	1.2
Deferred revenue	22.5	6.9
Other	20.6	15.0
	$ 158.4	$ 189.6

Notes to Consolidated Financial Statements

11. Debt

Short-term borrowings and current portion of long-term debt at December 31, 2009 and 2008 consisted of the following:

	December 31, 2009	December 31, 2008
Zero-coupon convertible subordinated notes	$ 292.2	$ –
Term loan, current	50.0	50.0
Revolving credit facility	75.0	70.8
Total short-term borrowings and current portion of long-term debt	$ 417.2	$ 120.8

Long-term debt at December 31, 2009 and 2008 consisted of the following:

	December 31, 2009	December 31, 2008
Senior notes due 2013	$ 351.3	$ 351.7
Senior notes due 2015	250.0	250.0
Term loan, non-current	375.0	425.0
Zero-coupon convertible subordinated notes	–	573.5
Other long-term debt	0.9	0.3
Total long-term debt	$ 977.2	$1,600.5

Credit Facilities

On October 26, 2007, the Company entered into senior unsecured credit facilities with Credit Suisse, acting as Administrative Agent, and a group of financial institutions totaling $1,000.0. The credit facilities consist of a five-year Revolving Facility in the principal amount of $500.0 and a five-year, $500.0 Term Loan Facility. The balances outstanding on the Company's Term Loan Facility at December 31, 2009 and 2008 were $425.0 and $475.0, respectively. The balances outstanding on the Company's Revolving Facility at December 31, 2009 and 2008 were $75.0 and $70.8, respectively. The senior unsecured credit facilities bear interest at varying rates based upon LIBOR plus a percentage based on the Company's credit rating with Standard & Poor's Ratings Services. The remaining quarterly principal repayments of the Term Loan Facility range from $12.5 to $18.8 from March 31, 2010 to September 30, 2012 with $243.8 due on the maturity date of October 26, 2012. At December 31, 2009, future principal repayments under the Term Loan facility are as follows: 2010 – $50.0, 2011 – $75.0 and 2012 – $300.0.

The senior credit facilities are available for general corporate purposes, including working capital, capital expenditures, acquisitions, funding of share repurchases and other payments. The agreement contains certain debt covenants which require that the Company maintain a leverage ratio of no more than 2.5 to 1.0 and an interest coverage ratio of at least 5.0 to 1.0. Both ratios are calculated in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization). The credit agreement allows payment of dividends provided that the Company is not in default (as defined in the agreement) and its leverage ratio is less than 2.0 to 1.0. The Company is in compliance with all covenants at December 31, 2009.

On September 15, 2008, Lehman Brothers Holdings, Inc. ("Lehman"), whose subsidiaries had a $28.0 commitment in the Company's Revolving Facility, filed for bankruptcy. During the fourth quarter of 2009, another bank assumed Lehman's commitment in the Company's Revolving Facility.

On March 31, 2008, the Company entered into a three-year interest rate swap agreement to hedge variable interest rate risk on the Company's variable interest rate term loan. Under the swap the Company will, on a quarterly basis, pay a fixed rate of interest (2.92%) and receive a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap has been designated as a cash flow hedge. Accordingly, the Company recognizes the fair value of the swap in the consolidated balance sheet and any changes in the fair value are recorded as adjustments to accumulated other comprehensive income, net of tax. The fair value of the interest rate swap agreement is the estimated amount that the Company would pay or receive to terminate the swap agreement at the reporting date. The fair value of the swap was a liability of $10.6 and $13.5 at December 31, 2009 and 2008, respectively, and is included in other liabilities in the consolidated balance sheets.

As of December 31, 2009, the effective interest rates on the Term Loan Facility and Revolving Facility were 3.67% and 0.58%, respectively.

Zero-Coupon Convertible Subordinated Notes

The Company had $368.8 and $738.3 aggregate principal amount at maturity of zero-coupon convertible subordinated notes (the "notes") due 2021 outstanding at December 31, 2009 and 2008, respectively. The notes, which are subordinate to the Company's bank debt, were sold at an issue price of $671.65 per $1,000 principal amount at maturity (representing a yield to maturity of 2.0% per year). Each one thousand dollar principal amount at maturity of the notes is convertible into 13.4108 shares

Notes to Consolidated Financial Statements

of the Company's common stock, subject to adjustment in certain circumstances, if one of the following conditions occurs:

1) If the sales price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding quarter reaches specified thresholds (beginning at 120% and declining 0.1282% per quarter until it reaches approximately 110% for the quarter beginning July 1, 2021 of the accreted conversion price per share of common stock on the last day of the preceding quarter). The accreted conversion price per share will equal the issue price of a note plus the accrued original issue discount and any accrued contingent additional principal, divided by the number of shares of common stock issuable upon conversion of a note on that day. The conversion trigger price for the fourth quarter of 2009 was $68.21.
2) If the credit rating assigned to the notes by Standard & Poor's Ratings Services is at or below BB-.
3) If the notes are called for redemption.
4) If specified corporate transactions have occurred (such as if the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets).

Holders of the notes may require the Company to purchase in cash all or a portion of their notes on September 11, 2011 at $819.54 per note, plus any accrued contingent additional principal and any accrued contingent interest thereon.

The Company may redeem for cash all or a portion of the notes at any time on or after September 11, 2006 at specified redemption prices per one thousand dollar principal amount at maturity of the notes.

The Company has registered the notes and the shares of common stock issuable upon conversion of the notes with the Securities and Exchange Commission.

During the second quarter of 2009, the Company redeemed approximately $369.5 principal amount at maturity of its zero-coupon subordinated notes, equaling approximately 50% of the principal amount at maturity outstanding of the zero-coupon subordinated notes. The total cash used for these redemptions was $289.4. As a result of certain holders of the zero-coupon subordinated notes electing to convert their notes, the Company also issued 0.4 additional shares of common stock and reversed approximately $11.3 of deferred tax liability to reflect the tax benefit realized upon issuance of these shares.

The Company's common stock trading price contingent cash interest feature of its zero-coupon subordinated notes was not triggered by the average market price of the Company's common stock for the five trading days ended September 9, 2009. As a result, the zero-coupon subordinated notes will not accrue contingent cash interest for the period of September 12, 2009 to March 11, 2010.

On January 5, 2010, the Company announced that its zero-coupon subordinated notes may be converted into cash and common stock at the conversion rate of 13.4108 per $1,000 principal amount at maturity of the notes, subject to the terms of the zero-coupon subordinated notes and the Indenture, dated as of October 24, 2006 between the Company and The Bank of New York Mellon, as trustee and conversion agent. In order to exercise the option to convert all or a portion of the zero-coupon subordinated notes, holders are required to validly surrender their zero-coupon subordinated notes at any time during the calendar quarter beginning January 1, 2010, through the close of business on the last business day of the calendar quarter, which is 5:00 p.m., New York City time, on Wednesday, March 31, 2010.

Senior Notes

The Senior Notes due January 31, 2013 bear interest at the rate of 5½% per annum from February 1, 2003, payable semi-annually on February 1 and August 1. The Senior Notes due 2015 bear interest at the rate of 5⅝% per annum from December 14, 2005, payable semi-annually on June 15 and December 15.

12. Preferred Stock and Common Shareholders' Equity

The Company is authorized to issue up to 265.0 shares of common stock, par value $0.10 per share. The Company's treasury shares are recorded at aggregate cost. Common shares issued and outstanding are summarized in the following table:

	2009	2008
Issued	127.4	130.3
In treasury	(22.1)	(22.1)
Outstanding	105.3	108.2

Notes to Consolidated Financial Statements

The Company is authorized to issue up to 30.0 shares of preferred stock, par value $0.10 per share. There were no preferred shares outstanding as of December 31, 2009.

The changes in common shares issued and held in treasury are summarized below:

Common shares issued

	2009	2008	2007
Common stock issued at January 1	130.3	132.7	143.8
Common stock issued under employee stock plans	0.6	2.2	2.0
Common stock issued upon conversion of zero-coupon subordinated notes	0.4	–	–
Retirement of common stock	(3.9)	(4.6)	(13.1)
Common stock issued at December 31	127.4	130.3	132.7

Common shares held in treasury

	2009	2008	2007
Common shares held in treasury at January 1	22.1	21.7	21.6
Surrender of restricted stock and performance share awards	–	0.4	0.1
Common shares held in treasury at December 31	22.1	22.1	21.7

Share Repurchase Program

During fiscal 2009, the Company purchased 3.9 shares of its common stock at a total cost of $273.5. As of December 31, 2009, the Company had outstanding authorization from the Board of Directors to purchase approximately $71.8 of Company common stock. On February 11, 2010, the Board of Directors authorized the purchase of $250.0 of additional shares of the Company's common stock.

Stockholder Rights Plan

The Company adopted a stockholder rights plan effective as of December 13, 2001 that provides that each common stockholder of record on December 21, 2001 received a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from the Company one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of four hundred dollars. These rights will become exercisable and will detach from the Company's common stock if any person becomes the beneficial owner of 15% or more of the Company's common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of the Company's common stock having a value of twice the initial purchase price. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

Accumulated Other Comprehensive Earnings

The components of accumulated other comprehensive earnings are as follows:

	Foreign Currency Translation Adjustments	Net Benefit Plan Adjustments	Interest Rate Swap Adjustments	Accumulated Other Comprehensive Earnings
Balance at December 31, 2006	$ 89.2	$ (30.5)	$ –	$ 58.7
Current year adjustments	96.9	4.0	–	100.9
Tax effect of adjustments	(38.0)	(1.6)	–	(39.6)
Balance at December 31, 2007	148.1	(28.1)	–	120.0
Current year adjustments	(129.6)	(81.0)	(13.5)	(224.1)
Tax effect of adjustments	50.1	32.0	5.3	87.4
Balance at December 31, 2008	68.6	(77.1)	(8.2)	(16.7)
Current year adjustments	93.3	31.5	2.9	127.7
Tax effect of adjustments	(36.1)	(12.2)	(1.2)	(49.5)
Balance at December 31, 2009	$125.8	$ (57.8)	$ (6.5)	$ 61.5

13. Income Taxes

The sources of income before taxes, classified between domestic and foreign entities are as follows:

Pre-tax income

	2009	2008	2007
Domestic	$ 848.0	$747.8	$ 786.5
Foreign	36.6	37.9	15.8
Total pre-tax income	$ 884.6	$785.7	$ 802.3

The provisions for income taxes in the accompanying consolidated statements of operations consist of the following:

	Years Ended December 31,		
	2009	2008	2007
Current:			
Federal	$ 266.2	$ 188.1	$ 238.9
State	41.0	39.8	49.9
Foreign	12.2	10.4	10.2
	$ 319.4	$ 238.3	$ 299.0
Deferred:			
Federal	$ 25.3	$ 54.0	$ 18.8
State	(15.5)	12.8	4.2
Foreign	(0.2)	2.8	3.5
	9.6	69.6	26.5
	$ 329.0	$ 307.9	$ 325.5

Notes to Consolidated Financial Statements

The tax benefit associated with option exercises from stock plans reduced taxes currently payable by approximately $1.1, $20.9 and $26.2 in 2009, 2008 and 2007, respectively. Such benefits are recorded as additional paid-in-capital.

The effective tax rates on earnings before income taxes are reconciled to statutory federal income tax rates as follows:

	Years Ended December 31,		
	2009	2008	2007
Statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax effect	1.9	4.3	4.0
Other	0.3	(0.1)	1.6
Effective rate	37.2%	39.2%	40.6%

In 2009, the Company recorded favorable adjustments of $21.5 to its tax provision relating to the resolution of certain state tax issues under audit, as well as the realization of foreign tax credits.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2009	December 31, 2008
Deferred tax assets:		
Accounts receivable	$ 12.1	$ –
Employee compensation and benefits	72.0	66.9
Self insurance reserves	20.2	21.7
Postretirement benefit obligation	15.4	14.5
Acquisition and restructuring reserves	11.6	15.7
Tax loss carryforwards	45.9	5.3
Other	–	7.8
	177.2	131.9
Less: valuation allowance	(3.9)	(3.9)
Net deferred tax assets	$ 173.3	$ 128.0
Deferred tax liabilities:		
Accounts receivable	–	(1.7)
Deferred earnings	(23.1)	(23.6)
Intangible assets	(336.7)	(304.0)
Property, plant and equipment	(58.5)	(51.1)
Zero-coupon subordinated notes	(136.5)	(137.7)
Currency translation adjustment	(78.0)	(39.7)
Other	(2.2)	–
Total gross deferred tax liabilities	(635.0)	(557.8)
Net deferred tax liabilities	$ (461.7)	$ (429.8)

The Company has state tax loss carryovers of approximately $0.6, which expire in 2010 through 2024. In addition, the Company has federal tax loss carryovers of approximately $45.3 expiring periodically through 2028. The utilization of these tax loss carryovers is limited due to change of ownership rules. However, at this time the Company expects to fully utilize substantially all federal tax loss carryovers.

The Company adopted authoritative guidance in connection with accounting for uncertainty in income taxes on January 1, 2007. As a result of the implementation of the authoritative guidance, the Company recognized approximately $0.5 as an increase to its reserve for uncertain tax positions and a reduction of the beginning shareholders' equity.

At the adoption date of January 1, 2007 the Company had approximately $56.8 of total gross unrecognized income tax benefits, which included interest and penalties of $7.5.

The gross unrecognized income tax benefits were $59.0 and $72.5 at December 31, 2009 and 2008, respectively. It is anticipated that the amount of the unrecognized income tax benefits will change within the next 12 months; however these changes are not expected to have a significant impact on the results of operations, cash flows or the financial position of the Company.

The Company recognizes interest and penalties related to unrecognized income tax benefits in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $14.7 and $14.2 as of December 31, 2009 and 2008, respectively. During the years ended December 31, 2009 and 2008, the Company recognized $5.4 and $4.5, respectively, in interest and penalties expense, which was offset by a benefit of $4.9 and $1.4, respectively.

The following table shows a reconciliation of the unrecognized income tax benefits from uncertain tax positions for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Balance as of January 1	$ 72.5	$ 55.7	$ 49.3
Increase in reserve for tax positions taken in the current year	10.9	13.4	11.2
Increase (decrease) in reserve for tax positions taken in a prior period	(4.2)	5.2	–
Decrease in reserve as a result of settlements reached with tax authorities	(15.7)	(0.6)	(2.1)
Decrease in reserve as a result of lapses in the statute of limitations	(4.5)	(1.2)	(2.7)
Balance as of December 31	$ 59.0	$ 72.5	$ 55.7

Notes to Consolidated Financial Statements

As of December 31, 2009 and 2008, $60.3 and $70.2, respectively, is the approximate amount of unrecognized income tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

The Company has substantially concluded all U.S. federal income tax matters for years through 2005. Substantially all material state and local, and foreign income tax matters have been concluded through 2004 and 2001, respectively.

The Company's 2006 U.S. federal income tax return is currently under examination by the Internal Revenue Service. In addition, the Company has various state income tax examinations ongoing throughout the year. Management believes adequate provisions have been recorded related to all open tax years.

The Company provided for taxes on undistributed earnings of foreign subsidiaries.

14. Stock Compensation Plans

Stock Incentive Plans

There are currently 23.8 million shares authorized for issuance under the 2008 Stock Incentive Plan and the 2000 Stock Incentive Plan. Each of these plans was approved by shareholders. At December 31, 2009, there were 5.8 million additional shares available for grant under the Company's stock option plans.

Stock Options

The following table summarizes grants of non-qualified options made by the Company to officers, key employees, and non-employee directors under all plans. Stock options are generally granted at an exercise price equal to or greater than the fair market price per share on the date of grant. Also, for each grant, options vest ratably over a period of three years on the anniversaries of the grant date, subject to their earlier expiration or termination.

Changes in options outstanding under the plans for the periods indicated were as follows:

	Number of Options	Weighted-Average Exercise Price per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	4.9	$ 65.59		
Granted	2.1	60.27		
Exercised	(0.3)	47.00		
Cancelled	(0.4)	68.71		
Outstanding at December 31, 2009	6.3	$ 64.52	7.4	$ 72.7
Vested and expected to vest at December 31, 2009	6.1	$ 64.49	7.4	$ 69.8
Exercisable at December 31, 2009	3.0	$ 61.57	6.0	$ 44.4

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. The amount of intrinsic value will change based on the fair market value of the Company's stock.

Cash received by the Company from option exercises, the actual tax benefit realized for the tax deductions and the aggregate intrinsic value of options exercised from option exercises under all share-based payment arrangements during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Cash received by the Company	$14.3	$ 53.6	$ 67.4
Tax benefits realized	$ 2.7	$ 14.3	$ 25.7
Aggregate intrinsic value	$ 7.0	$ 35.5	$ 63.6

Notes to Consolidated Financial Statements

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
		Weighted-Average			
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.80 – 59.37	1.7	4.8	$49.09	1.7	$49.09
$60.04 – 67.60	1.9	9.1	$60.29	–	$ –
$75.63 – 75.63	1.6	8.4	$75.63	0.6	$75.63
$77.58 – 80.37	1.1	7.2	$80.30	0.7	$80.32
	6.3	7.4	$64.52	3.0	$61.57

The following table shows the weighted-average grant-date fair values of options and the weighted-average assumptions that the Company used to develop the fair value estimates:

	2009	2008	2007
Fair value per option	$ 10.85	$13.25	$14.84
Valuation assumptions			
Weighted-average expected life (in years)	3.0	3.2	3.1
Risk-free interest rate	1.1%	2.7%	4.7%
Expected volatility	0.2	0.2	0.2
Expected dividend yield	0.0%	0.0%	0.0%

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free interest rate for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility of the Company's stock is based on historical volatility of the Company's stock. The Company uses historical data to calculate the expected life of the option. Groups of employees and non-employee directors that have similar exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation purposes. For 2009, 2008 and 2007, expense related to the Company's stock option plan totaled $18.7, $17.3 and $14.5, respectively. The 2008 expense amount includes $0.8 related to the acceleration of the recognition of stock compensation as a result of EVP retirement.

Restricted Stock and Performance Shares

The Company grants restricted stock and performance shares ("nonvested shares") to officers, key employees and non-employee directors under all plans. Restricted stock becomes vested annually in equal one-third increments beginning on the first anniversary of the grant. The performance share awards represented a three-year award opportunity for the period 2005-2007 and became vested in 2008. A performance share grant in 2008 represents a three-year award opportunity for the period 2008-2010 and becomes vested in the first quarter of 2011. A performance share grant in 2009 represents a three-year award opportunity for the period of 2009-2011 and becomes vested in the first quarter of 2012. Performance share awards are subject to certain earnings per share and revenue targets, the achievement of which may increase or decrease the number of shares which the grantee receives upon vesting. The unearned restricted stock and performance share compensation is being amortized to expense over the applicable vesting periods. For 2009, 2008 and 2007, total restricted stock and performance share compensation expense was $13.6, $14.0 and $16.7, respectively. The 2008 expense amount includes $1.2 related to the acceleration of the recognition of stock compensation as a result of EVP retirement.

Prior to May 2008, the fair value of restricted stock and performance share awards was determined based on the closing price of the Company's common stock on the day immediately preceding the grant date. For restricted stock and performance share awards granted after May 2008, the fair value of the awards is determined based on the closing price of the Company's common stock on the day of the grant.

The following table shows a summary of nonvested shares for the year ended December 31, 2009:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2009	0.4	$76.04
Granted	0.3	60.48
Vested	(0.1)	69.23
Adjustments	(0.1)	67.99
Nonvested at December 31, 2009	0.5	69.43

Notes to Consolidated Financial Statements

As of December 31, 2009, there was $19.9 of total unrecognized compensation cost related to nonvested restricted stock and performance share-based compensation arrangements granted under the stock incentive plans. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan, begun in 1997 and amended in 1999, 2004 and 2008, with 4.5 million shares of common stock authorized for issuance. The plan permits substantially all employees to purchase a limited number of shares of Company stock at 85% of market value. The Company issues shares to participating employees semi-annually in January and July of each year. Approximately 193, 173 and 174 thousand shares were purchased by eligible employees in 2009, 2008 and 2007 respectively. For 2009, 2008 and 2007, expense related to the Company's employee stock purchase plan was $2.7, $2.9 and $2.8, respectively.

The Company uses the Black-Scholes model to calculate the fair value of the employee's purchase right. The fair value of the employee's purchase right and the assumptions used in its calculation are as follows:

	2009	2008	2007
Fair value of the employee's purchase right	$14.28	$16.10	$16.98
Valuation assumptions			
Risk-free interest rate	0.2%	1.2%	4.1%
Expected volatility	0.2	0.3	0.3
Expected dividend yield	0.0%	0.0%	0.0%

15. Commitments and Contingent Liabilities

The Company was a party in a patent case originally filed by Competitive Technologies, Inc. and Metabolite Laboratories, Inc. in the United States District Court for the District of Colorado. After a jury trial, the district court entered judgment against the Company for patent infringement, with total damages and attorney's fees payable by the Company of approximately $7.8. The underlying judgment has been paid. The Company vigorously contested the judgment and appealed the case ultimately to the United States Supreme Court. On June 22, 2006, the Supreme Court dismissed the Company's appeal and the case was remanded to the District Court for further proceedings including resolution of a related declaratory judgment action initiated by the Company addressing the plaintiffs' claims for post trial damages. On August 15, 2008, the District Court entered judgment in favor of the Company on all of the plaintiffs' remaining claims. Metabolite Laboratories, Inc. has filed a notice of appeal and the appeal is pending. The Company does not expect the resolution of these issues to have a material adverse effect on its financial position, results of operations or liquidity.

A subsidiary of the Company, DIANON Systems, Inc. ("DIANON"), is the appellant in a wrongful termination lawsuit originally filed by G. Berry Schumann in Superior Court in the State of Connecticut. After a jury trial, the state court entered judgment against DIANON, with total damages, attorney's fees, and pre-judgment interest payable by DIANON, of approximately $10.0. DIANON filed a notice of appeal in December 2009 and is awaiting a briefing schedule. DIANON has disputed liability and intends to contest the case vigorously on appeal.

The Company is involved in various claims and legal actions, including arbitrations, class actions and other litigation, arising in the ordinary course of business. Some of these actions involve claims that are substantial in amount. These matters include, but are not limited to, intellectual property disputes, professional liability, employee related matters, and inquiries, including subpoenas and other civil investigative demands, from governmental agencies and Medicare or Medicaid payers and managed care payers reviewing billing practices or requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. The Company receives civil investigative demands or other inquiries from various governmental bodies in the ordinary course of its business. Such inquiries can relate to the Company or other health care providers. The Company works cooperatively to respond to appropriate requests for information.

As previously reported on May 22, 2006, the Company received a subpoena from the California Attorney General seeking documents related to billing to the state's Medicaid program. The Company subsequently reported during the third quarter of 2008, that it received a request from the California Attorney General for additional information. On March 20, 2009, a qui tam lawsuit, *California ex rel. Hunter Laboratories, LLC et al. v. Quest Diagnostics Incorporated, et al.,* which was joined by the California Attorney General and to which the previous subpoena related, was unsealed. The lawsuit was brought against the Company and several other major laboratories operating in California and alleges that the defendants improperly billed the state Medicaid program.

During 2009, the Company received subpoenas from two state agencies requesting documents related to its billing to Medicaid in

Notes to Consolidated Financial Statements

those states. The Company also responded to subpoenas from the United States Office of Inspector General's regional offices in New York and Massachusetts regarding certain of its billing practices. The Company is cooperating with the requests.

The Company is also named from time to time in suits brought under the qui tam provisions of the False Claims Act and comparable state laws. These suits typically allege that the Company has made false statements and/or certifications in connection with claims for payment from federal or state health care programs. They may remain under seal (hence, unknown to the Company) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff. Such claims are an inevitable part of doing business in the health care field today.

Several of these matters are in their early stages of development and management cannot predict the outcome of such matters. In the opinion of management, the ultimate disposition of such matters is not expected to have a material adverse effect on the financial position of the Company but may be material to the Company's results of operations or cash flows in the period in which such matters are finally determined or resolved.

The Company believes that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. The clinical laboratory testing industry is, however, subject to extensive regulation, and the courts have not interpreted many of these statutes and regulations. There can be no assurance therefore that those applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

During the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company. The Company has forwarded a detailed claims file and refund payment to the Medicare carrier. No additional requests for information have been received from the carrier.

Effective January 1, 2007, the Company commenced its successful implementation of its ten-year agreement with United Healthcare Insurance Company ("UnitedHealthcare") and became its exclusive national laboratory provider. During the first three years of the ten-year agreement, the Company committed to reimburse UnitedHealthcare up to $200.0 for transition costs related to developing expanded networks in defined markets during the first three years of the agreement. Since the inception of this agreement, approximately $108.7 of such transition payments were billed to the Company by UnitedHealthcare and approximately $102.8 had been remitted by the Company. Based on the trend rates of the transition payment amounts billed by UnitedHealthcare during 2009, 2008 and 2007, the Company believes that its total reimbursement commitment under this agreement will be approximately $125.6 and that the final invoices for these payments will be processed over the first two quarters of 2010. The Company is amortizing the total estimated transition costs over the life of the contract.

Under the Company's present insurance programs, coverage is obtained for catastrophic exposure as well as those risks required to be insured by law or contract. The Company is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred. At December 31, 2009, the Company had provided letters of credit aggregating approximately $39.5, primarily in connection with certain insurance programs. The Company's availability under its Revolving Facility is reduced by the amount of these letters of credit.

The Company leases various facilities and equipment under non-cancelable lease arrangements. Future minimum rental commitments for leases with non-cancelable terms of one year or more at December 31, 2009 are as follows:

	Operating
2010	$ 106.1
2011	82.8
2012	56.8
2013	40.5
2014	29.5
Thereafter	64.3
Total minimum lease payments	380.0
Less:	
Amounts included in restructuring and acquisition related accruals	(12.8)
Non-cancelable sub-lease income	(0.6)
Total minimum operating lease payments	$ 366.6

Notes to Consolidated Financial Statements

Rental expense, which includes rent for real estate, equipment and automobiles under operating leases, amounted to $182.9, $175.1 and $158.9 for the years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009, the Company was a guarantor on approximately $2.5 of equipment leases. These leases were entered into by a joint venture in which the Company owns a 50% interest and have a remaining term of approximately three years.

16. Pension and Postretirement Plans

Pension Plans

The Company maintains a defined contribution retirement plan (the "401K Plan") for substantially all employees. Company contributions to the plan are based on a percentage of employee contributions. The cost of this plan was $15.2, $15.5 and $14.8 in 2009, 2008 and 2007, respectively.

In addition, substantially all employees of the Company are covered by a defined benefit retirement plan (the "Company Plan"). The benefits to be paid under the Company Plan are based on years of credited service and average compensation. The Company's policy is to fund the Company Plan with at least the minimum amount required by applicable regulations. The Company made contributions to the Company Plan of $54.8, $0.0 and $0.0 in 2009, 2008 and 2007, respectively.

The Company's nonqualified supplemental retirement plan (the "PEP") covers its senior management group and provides for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation. The PEP is an unfunded plan.

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the Company Plan and the PEP. Both plans will be closed to new entrants. Current participants in the Company Plan and the PEP will no longer earn service-based credits, but will continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the 401K Plan will receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The NEC replaces the Company match, which will be discontinued. Employees are not required to make a contribution to the 401K Plan to receive the NEC. The NEC will be non-forfeitable and vests immediately. The 401K Plan also provides discretionary contributions of 1% to 3% of pay for eligible employees based on service.

The Company believes these changes to the Company Plan, the PEP and the 401K Plan will align the Company's retirement plan strategy with prevailing industry practices and reduce the future impact of market volatility on the Company Plan.

As a result of the changes to the Company Plan and PEP which were adopted in the fourth quarter of 2009, the Company recognized a net curtailment charge of $2.8 due to remeasurement of the PEP obligation at December 31, 2009 and the acceleration of unrecognized prior service for that plan. Projected pension expense for the Company Plan and the PEP is expected to decrease from $36.6 in 2009 to $10.4 in 2010. In addition, the Company does not plan to make contributions to the Company Plan during 2010. The implementation of the NEC is expected to increase the Company's 401K costs and contributions by an additional $22.5 in 2010.

The effect on operations for both the Company Plan and the PEP are summarized as follows:

	Year ended December 31,		
	2009	2008	2007
Service cost for benefits earned	$ 20.8	$ 20.0	$ 19.1
Interest cost on benefit obligation	18.3	17.2	16.0
Expected return on plan assets	(17.3)	(22.2)	(22.7)
Net amortization and deferral	12.0	2.8	2.1
Curtailment cost	2.8	–	–
Executive retirement charge	–	1.7	–
Defined benefit plan costs	$ 36.6	$ 19.5	$ 14.5

Amounts included in accumulated other comprehensive earnings consist of unamortized net loss of $102.6. The accumulated other comprehensive earnings that are expected to be recognized as components of the defined benefit plan costs during 2010 are $7.5 related to amortization of net loss.

A summary of the changes in the projected benefit obligations of the Company Plan and the PEP are summarized as follows:

	2009	2008
Balance at January 1	$292.7	$287.2
Service cost	20.8	20.0
Interest cost	18.3	17.2
Actuarial loss (gain)	24.1	(11.8)
Amendments	0.9	4.6
Benefits and administrative expenses paid	(24.1)	(26.2)
Plan curtailment	(4.7)	–
Executive retirement charge	–	1.7
Balance at December 31	$328.0	$292.7

Notes to Consolidated Financial Statements

The Accumulated Benefit Obligation was $328.0 and $288.6 at December 31, 2009 and 2008, respectively.

A summary of the changes in the fair value of plan assets follows:

	2009	2008
Fair value of plan assets at beginning of year	$170.1	$270.7
Actual return on plan assets	57.4	(75.1)
Employer contributions	55.9	0.7
Benefits and administrative expenses paid	(24.1)	(26.2)
Fair value of plan assets at end of year	$259.3	$170.1

Weighted-average assumptions used in the accounting for the Company Plan and the PEP are summarized as follows:

	2009	2008	2007
Discount rate	5.8%	6.5%	6.1%
Compensation increases	3.5%	3.5%	3.5%
Expected long-term rate of return	7.5%	8.5%	8.5%

The Company maintains an investment policy for the management of the Company Plan's assets. The objective of this policy is to build a portfolio designed to achieve a balance between investment return and asset protection by investing in equities of high-quality companies and in high-quality fixed income securities which are broadly balanced and represent all market sectors. The target allocations for plan assets are 60% equity securities and 40% fixed income securities. Equity securities primarily include investments in large-cap and small-cap companies located in the United States and to a lesser extent international equities in developed and emerging countries. Fixed income securities primarily include U.S. Treasury securities, mortgage-backed bonds and corporate bonds of companies from diversified industries. The weighted-average expected long-term rate of return for the Company Plan's assets is as follows:

	Target Allocation	Weighted-Average Expected Long-Term Rate of Return
Equity securities	60.0%	5.5%
Fixed income securities	40.0%	2.0%

The fair values of the Company Plan's assets at December 31, 2009, by asset category are as follows:

Asset Category	Fair Value as of December 31, 2009	Fair Value Measurements as of December 31, 2009 Using Fair Value Hierarchy Level 1	Level 2	Level 3
Cash	$ 13.8	$13.8	$ –	$ –
Equity securities:				
U.S. large cap – blend [(a)]	80.5	–	80.5	–
U.S. small cap – blend [(b)]	23.3	–	23.3	–
International – developed	32.5	–	32.5	–
International – emerging	7.1	–	7.1	–
Fixed income securities:				
U.S. fixed income [(c)]	102.1	–	102.1	–
Total fair value of the Company Plan's assets	$259.3	$13.8	$ 245.5	$ –

(a) This category represents an equity index fund not actively managed that tracks the S&P 500.

(b) This category represents an equity index fund not actively managed that tracks the Russell 2000.

(c) This category represents a bond index fund not actively managed that tracks the Barclays Capital U.S. Aggregate Index.

The following assumed benefit payments under the Company's defined benefit and nonqualified supplemental retirement plans, which reflect expected future service, and were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2010	$ 23.1
2011	22.0
2012	22.0
2013	22.5
2014	22.5
Years 2015-2019	119.0

Post-Retirement Medical Plan

The Company assumed obligations under a subsidiary's post-retirement medical plan. Coverage under this plan is restricted to a limited number of existing employees of the subsidiary. This plan is unfunded and the Company's policy is to fund benefits as claims are incurred. The effect on operations of the post-retirement medical plan is shown in the following table:

	Year ended December 31, 2009	2008	2007
Service cost for benefits earned	$ 0.3	$ 0.4	$ 0.5
Interest cost on benefit obligation	2.3	2.7	2.7
Net amortization and deferral	(1.7)	(1.7)	(2.1)
Post-retirement medical plan costs	$ 0.9	$ 1.4	$ 1.1

Notes to Consolidated Financial Statements

Amounts included in accumulated other comprehensive earnings consist of unamortized net gain of $5.2 and unrecognized prior service credit of $0.7. The accumulated other comprehensive earnings that are expected to be recognized as components of the post-retirement medical plan costs during 2010 are ($0.1) related to amortization of net gain and ($0.7) related to recognition of prior service credits.

A summary of the changes in the accumulated post-retirement benefit obligation follows:

	2009	2008
Balance at January 1	$ 36.7	$ 42.8
Service cost for benefits earned	0.3	0.4
Interest cost on benefit obligation	2.3	2.7
Participants contributions	0.4	0.3
Actuarial loss (gain)	1.4	(7.9)
Benefits paid	(1.5)	(1.6)
Balance at December 31	$ 39.6	$ 36.7

The weighted-average discount rates used in the calculation of the accumulated post-retirement benefit obligation was 6.0% and 6.5% as of December 31, 2009 and 2008, respectively. The health care cost trend rate was assumed to be 8.0% and 9.0% as of December 31, 2009 and 2008, respectively, declining gradually to 5.0% in the year 2016. The health care cost trend rate has a significant effect on the amounts reported. The impact of a percentage point change each year in the assumed health care cost trend rates would change the accumulated post-retirement benefit obligation as of December 31, 2009 by an increase of $5.9 or a decrease of $4.9. The impact of a percentage point change on the aggregate of the service cost and interest cost components of the 2009 post-retirement benefit costs results in an increase of $0.4 or decrease of $0.3.

The following assumed benefit payments under the Company's post-retirement benefit plan, which reflect expected future service, as appropriate, and were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2010	$1.6
2011	1.7
2012	1.7
2013	1.8
2014	2.0
Years 2015-2019	12.3

17. Fair Value Measurements

The Company's population of financial assets and liabilities subject to fair value measurements as of December 31, 2009 and 2008 are as follows:

	Fair Value as of December 31,	Fair Value Measurements as of December 31, 2009 Using Fair Value Hierarchy		
	2009	Level 1	Level 2	Level 3
Noncontrolling interest put	$142.4	$ –	$ 142.4	$ –
Derivatives				
Embedded derivatives related to the zero-coupon subordinated notes	$ –	$ –	$ –	$ –
Interest rate swap liability	10.6	–	10.6	–
Total fair value of derivatives	$ 10.6	$ –	$ 10.6	$ –

	Fair Value as of December 31,	Fair Value Measurements as of December 31, 2008 Using Fair Value Hierarchy		
	2008	Level 1	Level 2	Level 3
Noncontrolling interest put	$121.3	$ –	$ 121.3	$ –
Derivatives				
Embedded derivatives related to the zero-coupon subordinated notes	$ –	$ –	$ –	$ –
Interest rate swap liability	13.5	–	13.5	–
Total fair value of derivatives	$ 13.5	$ –	$ 13.5	$ –

The noncontrolling interest put is valued at its contractually determined value, which approximates fair value. The fair values for the embedded derivatives and interest rate swap are based on observable inputs or quoted market prices from various banks for similar instruments.

Notes to Consolidated Financial Statements

18. Derivative Instruments and Hedging Activities

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that includes, from time to time, the use of derivative financial instruments such as interest rate swap agreements (see Interest Rate Swap section below). Although the Company's zero-coupon subordinated notes contain features that are considered to be embedded derivative instruments (see Embedded Derivative section below), the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

Interest Rate Swap

The Company has an interest rate swap agreement with a remaining term of approximately two years to hedge variable interest rate risk on the Company's variable interest rate term loan. On a quarterly basis under the swap, the Company pays a fixed rate of interest (2.92%) and receives a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap has been designated as a cash flow hedge. Accordingly, the Company recognizes the fair value of the swap in the consolidated balance sheets and any changes in the fair value are recorded as adjustments to accumulated other comprehensive income (loss), net of tax. The fair value of the interest rate swap agreement is the estimated amount that the Company would pay or receive to terminate the swap agreement at the reporting date. The fair value of the swap was a liability of $10.6 and $13.5 at December 31, 2009 and 2008, respectively, and is included in other liabilities in the consolidated balance sheets.

Embedded Derivatives Related to the Zero-Coupon Subordinated Notes

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities:

1) The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

The Company believes these embedded derivatives had no fair value at December 31, 2009 and 2008. These embedded derivatives also had no impact on the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007.

The following table summarizes the fair value and presentation in the consolidated balance sheets for derivatives designated as hedging instruments as of December 31, 2009 and 2008, respectively:

	Interest Rate Swap Liability Derivative Fair Value as of December 31,	
Balance Sheet Location	2009	2008
Other liabilities	$ 10.6	$ 13.5

The following table summarizes the effect of the interest rate swap on other comprehensive income (loss) for the years ended December 31, 2009 and 2008:

	2009	2008
Effective Portion of Derivative Gain (Loss)	$ 2.9	$ (13.5)

Notes to Consolidated Financial Statements

19. Executive Retirement

In October 2008, the Company announced the retirement of its Executive Vice President, Corporate Affairs ("EVP"), Bradford T. Smith, effective December 31, 2008. During the fourth quarter of 2008, the Company recorded charges of approximately $3.7, which included $2.0 related to the acceleration of the recognition of stock compensation and $1.7 related to the acceleration of certain defined benefit plan obligations.

Following the announcement of his retirement as EVP, Mr. Smith entered into a consulting agreement with the Company effective January 1, 2009. The agreement provided for additional services to be provided by Mr. Smith following the termination of his employment as EVP to assist the Company during a transition period. Mr. Smith was Vice Chairman of the Board through the annual meeting of shareholders in May 2009. For purposes of calculating pension benefits, the agreement provided for an unreduced pension benefit, starting at age 55.

20. Supplemental Cash Flow Information

	Years Ended December 31,		
	2009	2008	2007
Supplemental schedule of cash flow information:			
Cash paid during period for:			
Interest	$ 50.7	$ 56.1	$ 40.4
Income taxes, net of refunds	304.1	211.8	272.4
Disclosure of non-cash financing and investing activities:			
Issuance of restricted stock awards and performance shares	18.5	20.3	11.9
Surrender of restricted stock awards and performance shares	2.7	32.7	5.5
Accrued repurchases of common stock	0.5	(3.0)	3.0
Purchase of equipment in accrued expenses	2.8	–	–

21. Quarterly Data (Unaudited)

The following is a summary of unaudited quarterly data:

	Year Ended December 31, 2009				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$ 1,155.7	$ 1,188.8	$ 1,185.1	$ 1,165.1	$ 4,694.7
Gross profit	489.4	507.4	498.1	476.0	1,970.9
Net earnings attributable to Laboratory Corporation of America Holdings	132.8	136.4	131.4	142.7	543.3
Basic earnings per common share	1.23	1.26	1.22	1.35	5.06
Diluted earnings per common share	1.22	1.24	1.21	1.33	4.98

	Year Ended December 31, 2008				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$ 1,103.2	$ 1,147.8	$ 1,135.1	$ 1,119.1	$ 4,505.2
Gross profit	470.5	491.8	461.6	449.9	1,873.8
Net earnings attributable to Laboratory Corporation of America Holdings	130.3	104.2	111.9	118.1	464.5
Basic earnings per common share	1.18	0.94	1.02	1.09	4.23
Diluted earnings per common share	1.14	0.92	1.00	1.08	4.16

Shareholder and Company Information

Corporate Headquarters
358 South Main Street
Burlington, NC 27215
336-584-5171

Information Sources
Information about LabCorp is available from the following Company sources:

Investor Relations Contact
Stephen Anderson
Director
Investor Relations
336-436-5274

Center for Molecular Biology and Pathology
800-533-0567

Center for Occupational Testing
800-833-3984

Center for Esoteric Testing
800-334-5161

Paternity/Identity
800-742-3944

LabCorp Drug Development Laboratory Services
888-244-4102

Web Site
www.LabCorp.com

Transfer Agent
American Stock Transfer & Trust Company
Shareholder Services
6201 Fifteenth Avenue
Brooklyn, NY 11219
800-937-5449
www.amstock.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
800 Green Valley Road, Suite 500
Greensboro, NC 27408

Annual Meeting
The annual meeting of shareholders will be held at 9.00 a.m. EDT on May 12, 2010 at The Paramount Theater, 128 East Front Street, Burlington, NC 27215.

Form 10-K
Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders by writing to:
Laboratory Corporation of America Holdings
Investor Relations Department
358 South Main Street
Burlington, NC 27215

Safe Harbor
Forward-looking statements in this annual report are subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payers. Actual results could differ materially from those suggested by these forward-looking statements. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 2009 and subsequent filings.

Common Stock
The Common Stock trades on the New York Stock Exchange ("NYSE") under the symbol "LH". The following table sets forth for the calendar periods indicated the high and low sales prices for the Common Stock reported on the NYSE Composite Tape.

2009	High	Low
First Quarter	65.90	53.25
Second Quarter	68.09	57.08
Third Quarter	71.29	62.06
Fourth Quarter	76.74	63.81

2008	High	Low
First Quarter	80.77	70.46
Second Quarter	77.95	68.89
Third Quarter	78.29	65.00
Fourth Quarter	71.27	52.93

Corporate Governance, Code of Business Conduct and Ethics
The Company's Corporate Governance Guidelines, the Charters of its Audit Committee, Compensation Committee, Quality and Compliance Committee, and Nominating and Corporate Governance Committee as well as the Company's Code of Business Conduct and Ethics are available on the Company's Web Site at www.LabCorp.com. You can also obtain a hard copy of these documents, without charge, upon written request to Stephen Anderson, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, NC 27215.

Designed and produced by Corporate Reports Inc./Atlanta www.corporatereport.com


LabCorp
Laboratory Corporation of America

Laboratory Corporation of America® Holdings
358 South Main Street
Burlington, NC 27215
336-584-5171
www.labcorp.com


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